FORM 10-SB/A-3


             GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                    STEROIDOGENESIS INHIBITORS INTERNATIONAL
             (Exact name of registrant as specified in its charter)

                                     Nevada
                            (State of Incorporation)

                                   88-0384042
                      (IRS Employer Identification Number)

         101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109
                    (Address of Principal Executive Offices)


                                 (702) 735-7001
              (Registrant's Telephone Number, Including Area Code)


        Securities to be Registered Pursuant to Section 12(b)of the Act:

                      Title of each class to be registered
                                      NONE

              Name of each exchange on each class to be registered
                                 NOT APPLICABLE

      Securities to be Registered Pursuant to Section 12(g)(1) of the Act:
                     Common Stock, $.001 par value per share
                                (Title of Class)

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                    STEROIDOGENESIS INHIBITORS INTERNATIONAL

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                                Table of Contents

                                     Part I

Item 1.  Description of Business............................................4

Item 2.  Management's Discussion and Analysis
                  or Plan of Operation.....................................14

Item 3.  Description of Property...........................................16

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management....................................17

Item 5.  Directors, Executive Officers, Promoters
                  and Control Persons......................................19

Item 6.  Executive Compensation............................................22

Item 7.  Certain Relationships and Related Transactions....................24

Item 8.  Description of Securities.........................................25

                                     Part II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters..............28

Item 2.  Legal Proceedings.................................................29

Item 3.  Changes in and Disagreements with Accountants.....................29

Item 4.  Recent Sales of Unregistered Securities...........................29

Item 5.  Indemnification of Directors and Officers.........................30


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                                    Part F/S

Financial Statements.......................................................34

                                    Part III

Item 1.  Index to Exhibits.................................................35

Item 2.  Description of Exhibits...........................................35

Signatures.................................................................36


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                                     PART I

Item 1. Description of Business

Note

      The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and the address of that site is http://www.sec.gov. Our Internet address is www.anticort.com.

History and Development of the Company

      Steroidogenesis Inhibitors International (the "Company") was originally incorporated as Webx Media, Inc., in the state of Nevada on March 26, 1996. The Company was originally organized to engage in the business of providing entrepreneurs and small business owners with a presence on the Internet. The Company was not successful in launching its business and did not engage in any business activity until its combination with Steroidogenesis Inhibitors, Inc., as described in the next paragraph.

      On October 21, 1997, the Company entered an agreement to acquire up to 100% but no less than 86% of the issued and outstanding shares of Steroidogenesis Inhibitors, Inc., a Nevada corporation ("SI, Inc.") organized on September 2, 1994. In connection with the agreement, the Company issued an additional 4,497,000 restricted shares to effect a share exchange with the shareholders of Steroidogenesis Inhibitors, Inc. and acquired 88.51% of the common stock of SI, Inc.


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      The Company changed its name to Steroidogenesis Inhibitors International
("SII") on November 6, 1997, and control of the Company changed as the result of the reorganization, issuance of shares and the appointment of new officers and directors of the Company. The Company then focused its plan of operations on the business of developing a new class of pharmaceuticals described below.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm) discussed below.

      The Company is a researcher and developer of pharmaceuticals for the treatment of conditions and diseases where, in the opinion of the Company and without clinical support, elevated levels of the stress hormone cortisol play a significant role in the immune system. The Company has developed a drug Anticort, based upon a high dose of a stabilized and complex form of procaine hydrochloride ("HCL"). Patients suffering from AIDS, HIV and other serious diseases such as Alzheimer's, Parkinson's and Cushing's have increased levels of cortisol, a powerful immuno-suppressive hormone. Management hopes that Anticort may be shown to return levels of cortisol to normal when tested in clinical research settings. Initially, the Company is focused on the application of Anticort to benefit people with AIDS. While not a cure for AIDS, the Company believes that Anticort, if clinically proven, may help people with AIDS. The Company plans to manufacture Anticort itself and market it through one or more licensees, wholesalers and pharmacies.

Cortisol, sometimes dubbed the stress hormone, is manufactured by the adrenal gland. The adrenal gland is located above the human kidney gland and is popularly known to help individuals cope with the stress of everyday life, especially in cases of elevated stress like in situations involving fear, danger, or overwork. The gland supplies energy factors, such as glucose (a form of sugar), also with the commonly known "adrenaline" and other factors. However, when manufactured in large amounts as a result of continuous stress and/or inherited genetic conditions, such as depression, and allergies, cortisol works against the body, than for the body, in the opinion of Management, without clinically proven support.

Anti-cortisol or steroidogenesis drugs, subject to clinical studies, which we hope will conclusively confirm their efficacy or value, and approval of the U.S. Food and Drug Administration ("FDA") for human use, are pharmaceutical compounds intended to prevent or counteract the effects of elevated cortisol by reducing cortisol in the human body, our belief without clinical support.

Our Company is seeking to complete the development, including clinical testing and obtaining FDA approval, of our own anti-cortisol or steroidogenesis drug called ANTICORT.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).


Background of Anti Cortisols


      It is essential to understand the foundational component upon which the Company's products and technologies are based: a hormone called cortisol.


      Cortisol is a hormone manufactured by the cortex, the outer layer of the adrenal gland, located on top of the kidneys. In order to manufacture cortisol the adrenal gland requires as a material the exogenous cholosterol, i.e., provided by outside foods. Such cholosterol is needed for cortisol production.


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      Cortisol is a vital hormone which helps the human body cope with stress.
When needed, the body responds by increasing the levels of adrenaline and other hormones in the blood, and by mobilizing large amounts of glucose and other anti-stress factors to provide the energy and zest needed in conditions that require instant action (i.e., fight or flight). Once the stressful situation is over, the level of cortisol returns to normal. But, if the stressful situation is continuous over an extended period of time, or is relatively permanent as in a stressful job, the level of cortisol remains elevated and does not return to normal. It is under these conditions that cortisol, a necessary and vital hormone during times of crises, may be harmful to the body. The foregoing is our opinion, and is not clinically proven.

The Product


      ANTICORT(TM) is a drug, based upon procaine hydrochloride ("HCl"), subject to clinical proof and governmental approvals, developed in capsule form, to hopefully lower cortisol. HCl is better known as a local anesthetic used to numb small portions of skin. Procaine is believed, in our opinion without clinical proof, to lower cortisol, previously elevated. It is this aspect of procaine vs. cortisol, that attracted our attention, and our decision to test it clinically; i.e. as an anticortisol in the treatment of diseases associated with elevated levels of cortisol. We, of course, hope to prove our opinion through clinical trials.



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      While Management believes, pending future, if any, clinical proof, that
Anticort may help with high cortisol diseases, such as AIDS, and, later subject to clinical studies, viral hepatitis B and C, aging and Alzheimer's, for reasons of strategy, the Company is focusing its initial attention on AIDS. Note that there is no clinical proof that the foreging diseases are due to high cortisol.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort(tm).



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


Anticort remains subject to substantial clinical trials, and related requirements, including those imposed by the United States Food and Drug Administration, and the Company cannot provide any assurance that these tests will ultimately be proven successful or that the Company's Anticort(R) product will be commercially marketable.


Beliefs, Claims


Management believes there is an association of elevated cortisol with certain diseases. There are no clinical reports or studies that support this. However, the common wisdom was that elevated cortisol follows the diseases, i.e. elevated cortisol is often a result of these diseases and, as such, there was little interest in dealing or researching this result. However, in a published scientific paper by Dr. Alfred T. Sapse, Chairman of our Company, Stress, Cortisol, Interferon and "Stress" Diseases I. Cortisol as Cause of Stress Diseases, published in Medical Hypothesis 13: 31:44, 1984 in Glasgow, UK, evidence, not clinically supported, was presented that high cortisol may cause the diseases or symptoms of the diseases. This leads us to the natural conclusion, which is our hope to prove through clinical trials, that if anticortisol/steroidogenesis inhibitor drugs were to be utilized by persons having such diseases, the application should be capable of inducing statistically significant or beneficial results. (No clinical support exists.)

(Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).)

This 1984 article was the origin of our Cortisol/Anticortisol Concept, developed by Dr. Sapse, a scientist, which stated simply that "if elevated cortisol is found in certain diseases, then the use of anticortisol should be considered." Since the publication of this paper, there were two Cortisol/Anticortisol International Conferences, one in Paris (1995), and the second in Las Vegas
(1996). These conferences were attended by top researchers from 20+ countries, including major universities and research centers such as the Russian Academy of Medicine, Pasteur Institute of Paris, France; National Institute of Health
(NIH), representatives from 20+ U.S. universities and major pharmaceutical companies, among them Abbott and Glaxo - Wellcome.

Asked by colleagues to pick out one disease where cortisol is elevated, and where an anticortisol drug may presumably lower the level of cortisol and induce beneficial effects, Dr. Sapse chose the AIDS/HIV+ diseases. As such, a decision was made to focus the development and use of ANTICORT(TM) in the treatment of the immune deficiency in an AIDS/HIV+ population. (This decision is not clinically proven.)

Clinical Trials


A decision was made to prepare and submit an Investigation New Drug Application
(IND) to the FDA, requesting approval to clinically test ANTICORT(TM) in an HIV+ population, with CD4 cells over 300, viral load of more than 10,000 copies and under anti-HIV medication.


This IND application was reviewed and modified, with the oversight of comments and consideration of the requirements of the FDA, many times over a period of one year, and ultimately received FDA approval to commence clinical studies of the type Phase I dose related, to be followed by Phase II double blind studies. This first Phase I study, carried out under the approval of the FDA (FDA IND#52,663) is in progress right now at the AIDS Research Alliance, an independent testing organization, in Los Angeles. The purpose of the study, in summary, is to administer increased doses of ANTICORT(TM) to see if a) there are any side effects, and b) to ascertain if any improvements would be noticed as one or more levels of ANTICORT(TM) are used. The study is under way, and there are no results to report either way at this time.



Government authorities in the United States and other countries extensively regulate the research, development, testing, manufacture, promotion, marketing and distribution of drug products. Drugs are subject to rigorous regulations by the FDA in the Untied States and similar regulatory bodies in other countries. The steps ordinarily required before a new drug may be marketed in the United States, which are similar to steps required in most other countries, include, and may not be limited to:

      - preclinical laboratory tests, preclinical studies in animals and formulation studies and the submission to the FDA of an investigational new drug
(IND) application for a new drug or antibiotic (this has been accomplished by the Company, as noted above--IND application) ;

      - adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication;

      - the submission of a new drug application to the FDA; and

      - FDA review and approval of the new drug application prior to any commercial sale or shipment of the drug.

Preclinical tests include laboratory evaluation of product chemistry toxicity and formulation, as well as animal studies. The results of Preclinical tests are submitted to the FDA as part of an investigation new drug application. A 30-day waiting period after the filing of each investigation new drug application is required prior to the commencement of clinical test in humans. At any time during this 30-day period or at any time thereafter, including as it may apply to the Company, the FDA may halt proposed or ongoing clinical rails until the FDA authorizes trials under specified terms. The investigational new drug application process may be extremely costly and substantially delay development of our product. Moreover, positive results of Preclinical tests will not necessarily indicate positive results in clinical trials.


Clinical trials to support new drug applications are typically conducted in three sequential phases, but the phases may overlap.


-During Phase I - the initial introduction to the drug into healthy human subjects or patients. The drug is tested to assess body metabolism, reactions and safety, including side effects associated with increasing doses.

-Phase II usually involves studies in limited patient populations to:


      - assess the efficacy of the drug in specific, targeted indications;

      - assess dosage tolerance and optimal dosage; and

      - identify possible adverse effect and safety risks.

- Phase III: if a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III, also called pivotal studies, or advanced clinical trails, are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites.

After successful completion of the required clinical testing, generally a new drug application is prepared for filing, in which case the original application must be resubmitted with the additional clinical information. Once the submission has been accepted for filing, the FDA has 180 day to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the new drug application to an appropriate advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee.

If FDA evaluations of the new drug application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter. An approvable letter will usually contain a number of conditions that must be met in order to secure final approval of the new drug application and authorization of commercial marketing of the drug for certain indications. The FDA may refuse to approve the new drug application or issue a no approval letter, outlining the deficiencies in the submission and often requiring additional testing or information.


The duration of the Phase I, for the US clinical trial of Anticort, may be about six months, since only one dosage would be used, one at a time, in sequential order, but the industry recognizes this may take more time, but there is no guarantee of how long it will take or whether it will be successful.

In the case of Anticort, the Phase II study consists of double blind clinical testing, using the dose of drug that looked the most promising in the Phase I b. Double blind studies mean that the drug would be administered under a code number known only by the monitor of the study, by which patients would receive a capsule containing either the active drug or a placebo, i.e., an inactive ingredient (for example, sugar, oatmeal, etc) identical in color with the original product. The duration of the phase II, double blind, where the product is used in one or two groups of 40 patients (twenty on the active ingredient and twenty on placebo) would take about 12 to 14 months.


The phase II double blind studies would be followed by phase III pivotal studies, where the drug would be administrated, still on double blind basis, to 200-3000 patients.


Only after these studies, if successful, an NDA (New Drug Application) would be submitted to the FDA requiring the issuance of an approval or approvable letter.

In the case of AIDS, the situation is different since it deals with a killer disease, for which help is needed as soon as possible. As such if a drug shows promises of being effective it might be put on a fast track status with subsequent conditional or compassionate approval. Approval if granted, would take less time and without going to the extensive Phase III. In certain cases, where a drug is showing outstanding statistical and clinical results, approval might be granted after only one clinical study, with the obligation to continue with additional studies, even after approval.

In the case of Anticort we do not know or foresee future events, as such there is no guarantee that the drug would be successful when used in HIV positives individuals or the duration of clinical studies needed, or that "first track" status will apply. We may fail.

Also, in 1998, an Investigational New Drug Application was submitted to the Comisa de Medicamente (the Country of Romania counterpart to the U.S. FDA), which included U.S. documentation and protocols, to carry out a clinical study with a child dosage or version of ANTICORT(TM), in the treatment of five groups (four on ANTICORT(TM) and one on placebo) of children with HIV+. After receiving the approval to proceed, this study was started, and is in the advanced stage at the University of Craiova, Dept. of Pediatric Infectious Diseases, Romania. We expect the final results in September-October of 2000, after which, subject to favorable results, we will submit a New Drug Application, requesting ANTICORT(TM) infacaps (children dosage capsules) approval in Romania. (No reportable results, either way, are yet available.)

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort.


Steps to Commercial Viability, Expenses, and Timeframe


The interest of the Company is to finalize the development of a commercially viable product. This requires certain steps to be taken. Some of these steps can be anticipated, others may be necessary as we proceed. No assurance can be given that we will be successful in undertaking any or all the necessary steps. The steps taken by the Company and which must be taken are, for the most part, focused upon, hopefully, obtaining final FDA approval of ANTICORT, and are believed to be substantially the same as ones taken by other pharmaceutical companies in trying to secure approval for drugs.

The Company, in collaboration with the AIDS Research Alliance (abbreviated as "Alliance" sometimes in this document) in Los Angeles, started the assiduous task of developing a protocol, which by itself represented more than one year's work, due to the changing aspects of AIDS therapy. A protocol is a game plan whereby a pharmaceutical company, like our Company, and a testing organization, like the Alliance, agree on what test should be done, what results will be considered significant or important enough to look for, and the timing and other points of the testing.


Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort.


In the normal course of events, and assuming that the results are as favorable as we believe they will be, we should expect to go to the FDA around August 2000, to ask for "fast track" approval. The FDA would normally have 90 days to respond, by either approving the product, something we think could be advocated given the threat of the rapid extension of AIDS in the world; or the FDA might request additional studies. It should be added that another clause in FDA regulations states that if only one study shows remarkable results, then the FDA might consider the study to put it on "fast track" and eventually approve it. We hope there may be at least one remarkable result, and that the FDA will allows us, with no guarantee, to proceed on a fast track.

As noted above, under the above "Clinical Trials," the FDA may designate a product application on "fast track" approval. If a drug is "fast track," then the FDA puts the application at the top of its approval committee schedule list. This provides for a rapid turn around for the administration part of the FDA approval process, and could, approximately, save from 6 to 18 months (in Management's opinion based on its own knowledge of the matter and without independent confirmation) in the approval process. If the Company's application is not designated for "fast track" approval, then it will have to follow the normal approval process summarized above under "Clinical Trials."


Research and Development


We estimate we spent, on research and develpment, including payments towards clinical studies, approximately $50,648 and $145,291 during the fiscal years ended December 31, 1998 and 1997, respectively, and approximately $376,591 for the year ended December 31, 1999.

Our expeditures, unaudited, to December 1999, approximate $3,000,000 on ANTICORT by our Company, including subsidiary, relate mostly to working capital, and the additional research on ANTICORT, attendance at International AIDS Conferences, helping to participate in and the organizing of the two International Conferences on Cortisol/Anticortisol, expenses incurred over a year with the AIDS Research Alliance in Los Angeles, trips, documentation and submission of the Investigational New Drug Application in Romania, and other research related expenses.


It is of interest to note that it is our belief, from our knowledge of the industry, that the rule of thumb for a pharmaceutical corporation to reach the Phase I status is approximately $10,000,000, and so we believe we are doing well to try and streamline our expenditures.

Regarding future expenses, leading to where we would apply for final FDA approval, should the research studies present results that are favorable, are estimated by the Company, with the advice of consultants like CATO Research Ltd., a specialized organization located in Durham, North Carolina, to be approximately $10,000,000. ("CATO"-is a research and development organization, with offices in Wahington D.C., North Carolina, and elsewhere, that assists pharmaceutical and biotechnology companies design, and execute development strategies as to products.) Our President is a Senior Vice President of CATO. If we reach this point, and this is expended, additional money will be necessary for sales and marketing, manufacturing, working capital and other similar cost; again, once we are, hopefully, in production and selling the product. This may mean millions more will be needed by the Company, and it is difficult to estimate the figure at this date.

We hope that the clinical studies, and namely Phase I and II, will be completed by year end 2000 or early 2001. By early 2001, approximately February, 2001, we hope to be in process with the FDA for their review and consideration of final FDA approval, with final approval by mid 2001. Our best guess, without any guarantee, is that product manufacturing and sale on a commercial basis may start some time next year before year end 2001. We are, however, open to potential licensing by our Company of the product for other countries, and success in this endeavor, with no assurance, could result in licnese and similar revenues sooner.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).


We hope to meet the capital needs to undertake the steps through, primarily private funding, and later public registered financing, if possible.

In summary, on February 10, 2000, the Company obtained a commitment for $2,000,000 (of which, $425,000 has been received) from a shareholder, Mr. Alfred Peeper, who confirmed he was an accredited investor as such term is defined under Regulation D of the SEC, to subscribe for restricted shares in the Company, at a price equal to 80% of the 30 day low bid price, just before subscription, in one or more subscriptions, upon request of the Company, subject to the Company; providing him with piggyback registration rights to include his shares in a future registration of the Company, and that the Company is in good standing with the State of Nevada, publicly trading, and the Company is not in breach of the terms of the subscription. The Company believes that the funding, once and if completed, as well as others in potential private placements and an eventual registered public offering, if successful, will assist the Company in meetings its cash needs, but there is no guarantee.


Patents and Trademarks


      In 1997, in exchange for $108,968, Cortisol Medical Research, Inc., an anticortisol research and development company founded by the Company's President, Dr. Sapse, in 1982, has assigned all patents pending or to be filed relating to Anticort(R) to SI, Inc., the Company's subsidiary. The Company has filed an application for, and was issued, a U.S. Trademark for the name "Anticort(R)" on July 28, 1998. The trademark number, issued by the U.S.Patent and Trademark Office, is 2,176,048. Dr. Sapse has applied for two United States Patents for his "Circadian Rhythm Cortisol Chart and Methods of Use Thereof," and has assigned his rights in this application to the Company. He has also filed an application for a United States patent for "Composition of Anti-HIV Drugs and Anti-Cortisol Compounds and Method for Decreasing the Side Effects of Anti-HIV Drugs in a Human," and has assigned his rights in this application to the Company. The second patent application relates to the use of Anticort(R) by individuals infected with HIV in order to decrease the side effects of anti-HIV drug therapy. Among the protections which the Company believes would be available to it upon the filing of patent applications and issuance of appropriate patents would be a patent relating to the method of manufacturing the Company's Anticort(R) product, which method the Company believes is currently protected as a trade secret. Dr. Sapse may also prepare and file applications for additional patents, although neither he nor the Company can anticipate when such applications, if any, may be filed or whether the Company will be granted any additional protection for its intellectual property in the United States or in other countries. While these patents are pending, the Company cannot estimate when these will be issued, or rejected.

      While the Company and its management believe that the Company has protected certain of its intellectual property rights, and upon the filing of additional patent applications through Dr. Sapse will further strengthen the protection of its intellectual property, the Company cannot assure any existing or prospective owner of its securities that such protections will be a safeguard in all circumstances against the duplication of the Company's product. The Company cannot provide any assurance that any patents which may be issued will not be challenged, invalidated or circumvented, or that any rights granted to the Company under those patents will provide proprietary protection or competitive advantages to the Company. Also, the Company has relied, and will continue to rely, on trade secrets to protect its technology, especially where patent protection has not been applied for or may not be appropriate or obtainable. The Company has tried to protect its technology and processes in part by confidentiality agreements with its employees, consultants and certain contractors. However, these agreements could be breached or, in any event, the Company's trade secrets could otherwise become known or independently discovered by competitors, as to which the Company may have no intellectual property protection.



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Markets for Anticort(R)

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).




      Initially the Company will focus on the use of Anticort(R) in HIV+ patients. It was recently estimated that 33.8 million people worldwide are infected with HIV, 16.3 million dead already, 5.3 new cases in 1999 alone, and 16,000 newly infected people every day.

      As funds become available to the Company to continue research and development of the anti-cortisol formulation, the Company will begin to direct its attention to Alzheimer's, Parkinson's, Cushing's and depression diseases.

      This focus will require the successful completion of clinical studies.


Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).

Competition

      The Company anticipates facing competition in the HIV and AIDS markets, including by companies testing drugs to increase immune resistance (immuno-modulators) of these patients. Among the competitors are companies that are researching gamma interferon (Genentech) and interleukin 2 (IL-2 Chiron) both in San Francisco and the GMSCF (granulocyte macrophage colony stimulating factor) by Immunex, in Seattle.

      The Company may also face competition from companies that are directing their AIDS research towards attacking the virus, with a number of leading pharmaceutical companies actively engaged in research and development of protease inhibitors and other anti-HIV agents in the fight against HIV and AIDS, with at least 12 products of this type present on the market.

      The pharmaceutical industry is highly competitive, with numerous large and small companies performing research and development. While the Company realizes it may be competing with companies that have greater resources, it is confident that, if and when its Anticort(R) product receives FDA approval, it can effectively market its products and maintain a competitive position.


On-Going Clinical Studies


Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).

      Aids Research Alliance Clinical Project. On November 18, 1996, the Company submitted an Investigational New Drug Application ("IND") to the FDA titled:

      A PHASE II RANDOMIZED PLACEBO CONTROLLED DOUBLE BLIND STUDY WITH Anticort(R) (BRAND NAME OF PROCAINE HYDROCHLORIDE) IN HIV POSITIVES. TREATMENT-NAIVE, ASYMPTOMATIC INDIVIDUALS, WITH CD4 COUNTS BETWEEN 200 AND 500 CELLS/MMP AND VIRAL LOADS OF MORE THAN 10,000 COPIES.


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      The FDA granted the Company IND# 52,663, and based upon documentation received, approved commencement of clinical studies. The Company believes this is significant. The significance of the FDA granting IND# 52,663 and allowing the clinical study to commence is a recognition that our documentation has merit, in the sense that there are no red flags to potential side effects of the product. Still, the pending studies are still needed to document not only the safety of the product, but also its efficiency. While exact figures are not known, our knowledge of the industry leads us to estimate that a majority or more of the applications filed with the FDA by other applicants are rejected. We believe the FDA allowing us to proceed is an important milestone in the development of the product, and is one we have succesfully achieved. This, however, should not be interpreted that we have final FDA approval. During 1997, due to changing rules issued by the FDA, regarding the use of naive (untreated) versus treated HIV+ patients, and following extensive conferences with FDA representatives, the Company was advised to modify its initial protocol into a phase Ib/IIa study, by which the phase Ib would consist in a dose related study, i.e., to see which concentration of Anticort(R) would be most effective, if any, and devoid or minimal side effects, followed by the double blind study (Phase
IIa). The purpose of this study in HIV positive patients under anti-HIV therapy is to stimulate or bring back to life an immune system severely damaged by cortisol. As it has become known recently, while the level of HIV under anti-HIV therapy drops below detectable levels, the immune system very often does not respond to the therapy. In that event, the patient becomes predisposed to a new virus proliferation and to the appearance of opportunistic or infectious diseases and cancers of the Kaposi sarcoma type, as well as others. The Company had selected the AIDS Research Alliance of Los Angeles to conduct its clinical studies at a cost of approximately $660,000. A protocol for a clinical study with Anticort(R) along these lines was finalized, submitted to the FDA, and approved without any changes. As of July 1, 1999, the AIDS Research Alliance has completed patient selection and received the necessary supply of Anticort(R) for the study. As of January 2000, the AIDS Research Alliance has completed the first step of the study (i.e. the first dose of ANTICORT(TM)) and is enrolling patients for the second step,(second dose). Through March 17, 2000, approximately $291,800 had been paid to the AIDS Research Alliance. If the Company cannot continue to pay the Alliance as the study progresses, or delays in paying, the Alliance may cease or terminate its work, with a failure to continue the study bringing the Company to a standstill and material adverse effect to the Company.

      Canadian Study. The Company has entered into a license with Altachem Pharmaceuticals, a Canadian company formerly called Steroidogenesis Inhibitors Canada, Inc. ("Altachem") as exclusive licensee of Anticort in Canada. (See "Licensing Agreements," below.) Altachem has informed the Company that the Canadian Health Protection Branch ("HPB"), which is the Canadian equivalent of the FDA, has granted an approval which will permit a clinical using Anticort(R) following the same protocol that the Company is using in the United States. The purpose of the Canadian study is to support and extend the results of the domestic study and eventually to lead to the approval of Anticort(R) in Canada. The Company is currently involved in litigation with Altachem, as disclosed under the Section titled "Legal Proceedings" below. Since the Company is, nevertheless, pursuing its own studios, Management's opinion is that the loss of the Canadian study will not have a material impact on the Company or its plans.

      Romanian Study. A clinical study using Anticort(R) infacaps, the junior version of adult Anticort(R), is in progress in Romania following approval in October 1998 by the Romanian equivalent of the FDA (the Comisia de Medicamente). This study, to be carried out in five groups of HIV- positive children, (four groups on variable doses and one on a placebo), is intended to boost the immune system of children damaged by HIV and elevated levels of cortisol. It is estimated that this study will take about 12 months. The study, due to changes in protocol and lack of special instrumentation that finally arrived in September 1999, started in September 1999. Outside the United States, the Company ability to market its product will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process, in summary, may often include all or many of the risks and issues associated with FDA approval set forth above. The requirements governing the conduct of clinical trials and marketing authorizations vary widely from country to country.

The process of obtaining a New Drug Application in Romania, involves the results obtained in children HIV positives after using Anticort in different dosages over a one-year treatment. At the present time, the Romanian study reached the second half level, that means that the children were under treatment for six months (March, 2000) and it is estimated it would be completed after another six months treatment in Sept-Oct. 2000. If the results are statistically favorable, a New Drug Application (NDA) will be submitted in November 2000 to the regulatory Romanian agency (Comisia Medicamentului). From discussions with Romanian FDA officials, the process of approval may take 2-3 months, due to the fact that AIDS in children is involved, but there is no guarantee that the regulatory Romanian organization would approve it as such, not require more information or tests; or will not raise issues or matters that should be clarified. Assuming that an approval or approvable letter would be issued, and there is no guaranties that this type of approval shall be received, the Company would be granted a conditional/provisional approval, meaning that the Company will still be under obligations to complete a number of additional clinical studies within a minimum of one, or maximum two, years.


      The Company has also provided a sample of Anticort to the Institute of Oncology and the Pasteur Institute in Bucharest, Romania, to be tested in tissue cultures to determine, the effect, if any, on cancerous cells and on the life span of certain cells.

This long-term project, which still has no scheduled termination date, is intended to provide answers, if any, to the potential role of Anticort in cancers and aging.


      The Retinitis Pigmentosa (RP) Transgenic Mice Project. RP Transgenic Mice, are mice which develop an eye condition similar to retinitis pigmentosa (RP). The disease experienced by such mice, similar to RP, eventually results in blindness in most if not all cases. This disease is induced or intentionally caused in the laboratory to then permit researchers to apply a drug or treatment to such mice in the hopes of then being able to measure an improvement or cure. The further hope is that the same drug or treatment will then also be useful in a treatment or cure of RP. The Company has commenced an experimental study in association with specialized departments at Georgetown University and the University of Utah to be carried out on transgenic mice where Anticort(R) will be used in order to prevent or alleviate RP induced genetically in these mice. RP is a term encompassing a group of hereditary retinal degenerative diseases, from night blindness in adolescence to progressive loss of peripheral vision after the age of fifty. The mice experiment is an attempt to prevent the appearance of genetic RP, in whole or in part, by using Anticort, the rationale being that Anticort's main ingredient, procaine HCL, is an anti immuno-suppressive disease drug. There is no guarantee, of course, that successful results will be obtained.

      Satellite Clinical Studies. The Company intends to commence up to six open clinical studies involving 25-30 patients each to be carried out domestically and overseas. These studies would be intended to determine whether Anticort would be beneficial in the treatment of multiple sclerosis, treatment-resistant depression, prostate and breast cancers,


Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).

psoriasis and anorexia nervosa, all of which are associated with elevated cortisol. The ability to commence these studies depends on the Company's obtaining significant funding. Even if these preliminary studies resulted in positive findings, the Company would have to meet various regulatory requirements before additional testing or use of Anticort could occur.

Marketing Strategy

      At the present time, the Company plans to manufacture Anticort(R) itself and market it through licensees, wholesalers and pharmacies. Variables that will impact the pricing structure include demand, cost, competitors and strategic objectives. The Company intends to eventually generate sales of the Anticort(R) product by setting a compelling price point and by developing, with the help of our consultants, a marketing strategy to create end user demand for the product. The Company intends to price its Anticort(R) product at a relatively low, affordable level as part of this strategy, which is under development and we hope to complete prior to, hopefully, final FDA approval.


      The Company is limited in the final formulation and execution of its marketing strategies to not only conform to the condition of the Company, including its resources, at appropriate points in the future, but also to regulatory provisions of the FDA as to marketing and sale. When the Company has it product in late stages of the FDA process, the Company plans to hire a marketing firm, or consultant, that specializes in the pharmaceutical industry, relating to marketing and sales, and the Company intends to then finalize its marketing and sales plans.


      In efforts to enhance the Company's credibility within the medical community, Dr. Sapse attended major medical conferences and presented position papers. The conferences included the following:

o The VII International Conference on AIDS; Harvard-Amsterdam (Holland) 1992, the IX International Conference on AIDS, Berlin (Germany), June 1993; the VIII International Conference on AIDS in Africa, Marrakech (Morocco), 1993; the Japanese Conference on AIDS, Tokyo (Japan), 1994; the Philippines Rotary Club Conference on AIDS, Manila (Philippines), 1994; Infectious Diseases News (USA), 1994.

o In June 1996, the First Conference on Cortisols/Anticortisols took place at the Chateau de Filleval near Paris, France. Dr. Sapse opened this Conference with a keynote address on the role of cortisols/anti-cortisols in the medicine of today and tomorrow. This speech was published in many lay and medical media of the world.



o Dr. Sapse was invited by the Consulate Service of the U.S. Embassy in Germany to participate in the EXOPHARM 96, held in Leipsiz, Germany, October 1996.

o The Second International Conference on Cortisol/Anticortisols, sponsored by the University of California Irvine (UCI), and organized by the Company, took place at the Mirage Hotel, Las Vegas, Nevada, November 1997. This conference, dealing mostly with Dr. Sapse's cortisol/anticortisol concept, was attended by more than 140 participants from more than 20 countries, including representatives from the Academy of Medicine, Moscow, Russia; Pasteur Institute, Paris, France, the National

      Institute of Health (NIH) and representatives from major multinational - pharmaceutical companies. There were presentations at this conference relating to potential treatments with Anticortisols in depression, aging, kidney diseases, which, in the opinion of the Company's management, created new opportunities for the potential use of anticortisols in connection with many diseases, including ones with no known treatment at the present time.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).


Licensing Agreements


      In February 1996 SI, Inc., our Subsidiary, entered into a licensing agreement with Altachem. The agreement grants Altachem exclusive rights to manufacture, use, distribute and sell Anticort in Canada for $300,000, which has been paid to SI, Inc. Altachem also has the right to acquire licensing rights in certain other British Commonwealth countries on payment of licensing fees. The term of the agreement is ten years, commencing when the Canadian government grants all approvals necessary for the sale of the licensed products in Canada. It is believed that the Agreement is terminated, and the parties are in litigation. See the section herein, "Legal Proceedings."


      In order to increase distribution and market share, the Company intends to enter other licensing agreements for its products. The Company anticipates that the principal elements of any licensing agreement would be the following:

      1. Definition of the territory and cash advance at the signing of the contract.

      2. The licensee will finance all the work, research and other matters needed to secure their own regulatory agency approval for Anticort(R). Conversely, some of the licensing countries might elect to wait until the Company receives FDA approval in the United States. In this event, the Company would subsequently send them the United States eventual approval plus the necessary documentation so the licensees would be able to secure their own approval without the time and money required for their own testing.

      3. Royalties representing a minimum guaranteed dollar amount, subject to annual increases.

      The Company is presently in negotiation with foreign representatives to license Anticort(R) in other countries. The Company is seeking additional licensing agreements and joint ventures with entities interested in AIDS and/or viral hepatitis B drugs, with a view to getting Anticort(R) tested and approved in other countries.


      The Company also engaged, in the beginning of 1999, a consultant, for 200,000 shares, to help with services in connection with advising the Company on business strategies, identifying new business opportunities & licenses, including identifying other companies involved in pharmacutical development as potential partners or targets for acquisition.


Employees

         The Company has four full-time employees.

Item 2. Management's Discussion and Analysis or Plan of Operation

      The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement.

Plan of Operations


      The Company was original incorporated in the State of Nevada on March 26, 1996, to engage in providing entrepreneurs and small business owners with an Internet presence. The Company was not successful in developing any business and did not engage in any business activity until October 1997. In October 1997, the Company acquired approximately eighty-six percent (86%) of the outstanding shares of SI, Inc., which remains the Company's sole Subsidiary. Since the acquisition of its controlling interest in SI, Inc., the Company has focused its operations on developing its proprietary drug, Anticort(R). To develop Anticort(R) the Company has been engaged in research and clinical studies.

      The Company remains a development stage company with immaterial revenues and substantial general and administrative expenses, including expenses related to its clinical studies programs. The Company's cash has been provided from its fund-raising activities, all of which have been conducted on a private basis, and from the SI, Inc., license agreement with Altachem. (As to fund raising, the Company has received capital in private placements of restricted stock to persons known by Management and believed to be accredited investors.) In summary, on February 10, 2000, the Company obtained a commitment for $2,000,000 (of which, $425,000 has been received) from a shareholder, Mr. Alfred Peeper, who confirmed he was an accredited investor, as such term is defined under Regulation D of the SEC, to subscribe for restricted shares in the Company, at a price equal to 80% of the 30 low bid price, just before subscription, in one or more subscriptions, upon request of the Company, subject to the Company: providing him with piggyback registration rights to include his shares in a future registration of the Company, and that the Company is in good standing with the State of Nevada, publicly trading, and the Company is not in breach of the terms of the subscription. The Company believes that the funding, once and if completed, as well as others in potential private placements and an eventual registered public offering, if successful, will assist the Company in meetings its cash needs, but there is no guarantee. The Company plans to complete its clinical studies, particularly the study authorized by the FDA, and, eventually, assuming the success of those studies, to market its Anticort(R) product directly or through licensing agreements with third parties.


      While the Company is in the FDA Clinical Trial Phase it has not generated any revenues to meet capital needs, it has been succesful in obtaining capital infusions in private transactions from existing shareholders or persons familiar with Management. These sporadic private placments are only to persons who are, in Management's opinion, accredited investors, willing to assume the risk of loss of their entire investment, and Management hopes that these subscriptions will continue. The Company is seeking an underwriter to underwrite a public offering of securities, and has already commenced discussions with interested parties in New York, primarily, in the hope that one will be engaged. However, no committment exists for continued investments, or for any underwriting, but the Company has thus far been able to meet its capital needs, and believes that extensive discussions with various potential sources of funding may eventually reach definitive agreements with related fundings. The recent additon of members to Management, namely Mr. Wollen and Dr. Long, who have extensive contacts with investors, funds, venture capitalists, broker dealers, and the like, will help in this pursuit. The Board of Directors is prepared to file an SEC Form SB-2 Registration Statement in the near future to, with conformity with applicable laws and regulations, offer registered securities to the market. It is contemplated that this will be undertaken with an underwriter, though one has not been isolated, or on a self-underwritten basis. No definitive plans are in place, but the Board is actively discussing options. Given the Company has been able to substantially meet its cash needs during the past 12 months, and Management's estimation of what may occur in the months ahead, the Company believes it will be able to continue to find avenues to obtain capital needed for operations.

      The Company needs to complete various research and development steps as part of its plans. These steps include the completion of Phase I and start and completion of Phase II clinical trials as to its ANTICORT product. These steps also include the application and obtaining of FDA final approval, and development of a complete product manufacturing and marketing plan or plans. The Company's plan of business is more particularly described in Item 1 of this Registration Statement under the caption "Description of Business." The information which follows is a narrative description of the Company's results of operations, liquidity and capital resources.

Results of Operations



      Management does not believe that the Company will develop any material revenues until the Company completes a clinical study which demonstrates the efficacy of Anticort(R) for significant medical purposes and the Company subsequently manufactures and markets

Anticort(R) directly, or with a joint venture marketing or manufacturing company,or pursuant to one or more licensing agreements. See Item 1, "Description of Business" for a discussion of the Company's existing and proposed licensing agreements, clinical studies and marketing strategy.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for Anticort (tm).


Liquidity and Capital Resources


      The Company had cash of $494 at December 31, 1998, $74,450 at September 30, 1998, and $2,857 at September 30, 1999. From its organization through September 30, 1999, the Company has been substantially dependent on the proceeds of various offerings of its debt and equity securities to fund its operating expenses. The Company has not engaged in any material borrowing activity, has no loan arrangement with any commercial lending institution, and is unlikely to receive traditional commercial debt financing in the foreseeable future. Management estimates the Company's operating expenses to be a minimum of $25,000 and a maximum of $50,000 per month, depending upon the Company's payments to outside research and other consultants. The Company is also dependent upon the proceeds of financing from the sale of its securities to fund its clinical studies, particularly the clinical study to be conducted by the AIDS Research Alliance in California. The Company's contract with the AIDS Research Alliance requires it to pay $650,000 for the clinical study. The Company paid $227,000 of the $650,000 contract amount, through March 15, 1999.


      The Company has incurred research development stage losses since inception. These losses consist primarily of research and related expenditures, marketing costs, and consulting, and administrative overhead and expenses, incurred while the Company seeks to complete development of its product, which includes studies and obtaining FDA final approval. No significant revenues have been earned by the Company, or cash flow from operations, to help pay these operating needs.

      These losses were relatively consistent during 1998 and 1997, at $1,009,972, and $979,635, respectively.

      The Company investing activity consists of expenditures pertaining to the purchase of technology rights, office furnishings, and patent registration costs. The cumulative totals for such expenditures are $108,969, $29,216, and $35,418, at December, 1998, respectively.

      Both the operating and investing cash flow deficits have been chiefly funded through proceeds from private financing. This financing consists primarily of issuance of stock for cash, or alternatively the conversions of debt, in the form of loans or debentures, in to stock.

      If we are unable to obtain necessary financing, the Company will have to close its doors, or simply put, cease active operations, but not necessarily abandon the project. Employees of the Company, and third parties, are committed, not on a contractual but on a verbal or moral basis, to seeing the project through, but may not be successful if there is no money to meet working capital demands. However, in the light of the new additions to the Management of the Company, consisting of persons (namely Dr. Long and Mr. Wollen) whom potential investors, and other funding sources, may find comfort in due to their joining Management, we hope to secure additional financing in private transactions, or in a future registered public offering without any guarantee, of course, of success.

      On a long term basis, the Company will need substantial capital to complete the business plan described herein. Depending upon the success of its efforts, substantial capital will be needed if the Company were to obtain FDA final approval and went forward to manufacture and distribute its product.


      The Company continues to explore opportunities with various investors, joint venture candidates, and prospective licensees. As of the date of this Registration Statement, the Company has received one binding commitment for equity or debt financing, but has entered into any joint venture or licensing agreement with respect to its Anticort(R) product other than the licensing agreement between SI, Inc., and Altachem. Management believes that the Company can continue to operate on a maintenance basis at a cost of no more than $25,000 per month for the foreseeable future, provided that the Company obtains sufficient cash from one or more of the sources described above to meet its operating expenses.

Item 3. Description of Property

      The Company's executive offices are currently located at 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109. The 1,100 square foot office space is rented at a price of $2,650 per month. The Company does not have any laboratory or research facilities.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The table below sets forth information with respect to the anticipated beneficial ownership of the Common Stock by (i) each of the Directors of the Company, (ii) each person known by the Company to be the beneficial owner of five percent or more of the outstanding Common Stock, and (iii) all executive officers and directors as a group, as of February 3,2000. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares.

Name and Address of            Number of Shares               Percentage
Beneficial Owner            of Beneficially Owned       Ownership of Class(1)
-------------------         ---------------------       ---------------------

Alfred T. Sapse(2)(3)(7)            3,700,600                      23.73%
3525 Leor Court
Las Vegas, NV 89121

Welter Holden(2)(7)                   350,250                       2.24%
205 Bradford Street
Provencetown, MA 02657

James D. Monllos(2)(7)                236,612                       1.51%
9721 Peacock Hill Circle
Las Vegas, NV 89117

Janet Greeson(2)(7)                   773,000                       4.95%
8058 Pinnacle Peak Ave.
Las Vegas, NV 89113

Tom Kubota(2)(4)(7)                 1,300,000                       8.33%
2006 Barranca
Newport Beach, CA 92660

Paul Burkett(2)                       209,500                       1.34%
4518 Whitset
Studio City, CA 91604

Cynthia Thompson(2)(5)(7)              35,000                        .22%
3040 Post Oak Blvd. #695
Houston, Texas 77056

H. Thomas Winn(2)(7)                   40,000                        .25%
3040 Post Oak Blvd. #675
Houston, Texas 77056

Cortisol Medical Research(6)(7)     2,325,600                      14.91%
2915 W. Charleston #7
Las Vegas, NV 89102

Walker Long, M.D.(2)(7)                     0                          0
4364 S. Alston Ave.
Durham NC 27713

Albert "Bert" Wollen (2)(7)                 0                          0
Windermere Capital
1059 Sage Rd.
Houston TX 77056

All officers and Directors          6,644,962                      42.61%
as a group (10 persons)(8)

----------
(1) Calculated on the basis of 593,909 shares of Common Stock issued and outstanding.

(2)   Officer and Director.

(3) Includes 2,325,600 shares held by Cortisol Medical Research, Inc., a corporation controlled by Dr. Sapse.

(4)   Includes 1,300,000 shares of common stock.

(5) 25,000 shares are held by Intuitive Solutions International, Inc., which Ms. Thompson controls, and 10,000 are held in her name.

(6)   Cortisol Medical Research is controlled by Dr. Sapse.

(7) Includes, in accordance with Rule 13d-3, shares of which an officer or director may be deemed the beneficial owner of.

-----------------------

Item 5. Directors, Executive Officers, Promoters, and Control Persons

      The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, and all offices and positions with the Company. Officers and other employees serve at the will of the Board of Directors.

                                        Term Served As                    Positions
Name of Director           Age         Director/Officer                  With Company
----------------           ---         ----------------                  ------------
Alfred T. Sapse, M.D.      74          Since Oct. 1997               Chairman of the Board
                                                                     Board

Walker Long, M.D.          50          Since Feb. 2000               Director and President

Mr. Albert "Bert" Wollen   53          Since Feb. 2000               Director and Chief
                                                                     Executive Officer

Welter Holden              66          Since Oct. 1997               Director

James D. Monllos           45          Since Oct. 1997               Director

Janet Greeson              52          Since Oct. 1997               Director, Secretary,
                                                                     Executive Vice President

Tom Kubota                 58          Since Oct. 1997               Director, Vice President

Paul Burkett               77          Since Oct. 1997               Director

Cynthia Thompson           39          Since March 1999              Director

H. Thomas Winn             59          Since March 1999              Director

      Alfred T. Sapse, M.D., Chairman of the Board and President, since October 31, 1997. Dr. Sapse is a medical research scientist. During his 45 year career, Dr. Sapse has focused on immunology, biochemistry and AIDS research and has published 32 research papers in medical journals in the United States of America including the American Medical Association (AMA), Japan, the United Kingdom, Canada, France, Holland and Switzerland. In addition, Dr. Sapse has developed several formulations of anti-cortisol/steroidogenesis inhibitors for products intended for the treatment of high-cortisol diseases including AIDS, Alzheimer's, depression, and narcotic addiction. Dr. Sapse received his first U.S. Patent in 1977 for his method of treating geriatric depression; two more patents in 1990 for the treatment of Alzheimer's and drug addiction and has patents pending on Anticort(R). Dr. Sapse's credentials in medical research span several decades, including his degree from the School of Medicine, University of Bucharest, Romania in 1952, his residency in Ophthahnology at the University Eye Clinic, Geneva, Switzerland in 1963-1964, and his post doctoral work in Microbiology at the University of California at Los Angeles (UCLA). Subsequent to termination of his employment with Spectrum Pharmaceuticals (March 1992), Dr. Sapse moved from Miami, Florida to Las Vegas, Nevada.

Between June of 1992 and May 1993, he gathered information about procaine, the main ingredient of the drug ANTICORT(TM). This documentation, including preclinical, clinical, pharmacological data and clinical trials spanned over 60 years , i.e. since 1940. Once all of this documentation was in his possession, and the design of the final formulation of his ANTICORT drug was ready, Dr. Sapse proceeded to form Cortisol Medical Research, Inc. on May 24, 1992, a Nevada Corporation.

Subsequently. Dr. Sapse conveyed his interest in ANTICORT(TM), the main asset of Cortisol Medical Research, Inc., into a new Nevada corporation, Steroidogenesis Inhibitors, Inc. on September 5, 1994, which was capitalized for 10,000,000 shares, out of which 5,100,000 shares were issued to Cortisol Medical Research in exchange for the ANTICORT(TM) rights. Other terms of the transaction were that should SII raise$5 MM through a Private Offering or IPO, then Cortisol would be paid $250,000, plus a sliding scale royalty. It should be noted that, at that time, Dr. Sapse was President of both Cortisol Medical Research, Inc. and Steroidogenesis Inhibitors, Inc., and remains so up to the present time.

His research experience background includes his work as Director of the laboratory of Ophthalmic Immunology at Cedars-Sinai Medical Center in Los Angeles, California, from 1965-1971, and Assistant Research IV in the Department of Bacteriology at UCLA from 1969-1972. He is a National Institute of Health ("NIH") Special Research Fellow and had received more than $400,000 for his research work.

      Dr. Sapse served as President of Rom-Amer Pharmaceuticals, Ltd., Beverly Hills, California from 1970 to 1976; President of International Health Resorts, Inc., from 1977 to 1982; President and Director of Research of Cortisol Medical Research, Inc. in Miami, Florida from 1983 to the present, Vice President of R&D with Spectrum Pharmaceutical Corporation in Newport Beach, California from 1989-1992; and as President and Director of Research of the Company since October 1997.

      Dr. Long has been a Director, and the President, of the Company since February 14, 2000. Dr. Long is the Senior Vice President of Research and Development for CATO Research Laboratories, Durham, North Carolina, since May, 1999 and is a Research Professor of Pediatrics, School of Medicine, University of North Carolina at Chapel Hill, since 1994. From 1994 to 1998 he was the U.S. publication editor for the internationally known Journal of Pharmaceutical Medicine. He has been a member of the faculty of the School of Medicine since 1983. From January, 1996 to the end of 1998, he was a Director of the Office of Telemedicine at the University, focusing upon digital technology innovations in the field of medicine. From 1983 to 1993, he was the Director of Clinical Research at The Wellcome Research Laboratories at Burroughs Wellcome Co. (Research Triangle Park, North Carolina), and during such tenure was instrumental in obtaining FDA approval for two medications, and has received a number of national and international honors in his field. He has authored and published over 100 professional publications. He also has delivered, upon invitation, over 50 national and international presentations at scientific and medical conferences. He is a graduate of the University of North Carolina, School of Medicine, 1981.


      Mr. Wollen has been a Director, and the Chief Executive Officer, of the Company, since February 14, 2000. He has pursued the formation and development or acquisition of technology, biotechnology and similar businesses in the U.S. From 1985 to February 1993, he was an executive with Ladenburg Thalmann & Co., an investment-banking and brokerage firm, located in New York, serving as Syndicate Manager. From approximately April, 1995, he was Chairman of the Board of Telcom Technologies, Inc., Pamona, California, and participated in the sale of the Company to AVT Corporation, a publicly trading company (NAS:AVTC), until January, 1996.

From approximately February, 1995, to December, 1999, he was one of four co-founders and Managing Directors of Raintree Capital, L.L.C., a limited liability company which founded a company called FirstAmerica Automotive, devoted to the sale of new automobiles of various manufacturers, and invested capital of the four founders into Telcom Technologies, Inc., discussed above, and owned three hotel resorts in Mexico until December 1999.

From May of 1998 until September of 1999, he was a Director and the Executive Vice President of Automotive Realty Trust of America, a private real estate investment trust.

From November, 1998, he has been the President and owner of a consulting company called Windermere Capital, L.L.C., which provides general business consulting.

From November, 1999, he has been a Director of Mission Capital Partners, L.L.C., a company that is seeking to participate in merger and other opportunities as an advisor, but has not yet undertaken any transactions.



      Welter "Budd" Holden, Director, since October 31, 1997. For the past five years, Mr. Holden, who acts as an independent consultant, has advised various projects in, primarily, Hollywood and Los Angeles, California, as to architectural and interior design. Mr. Holden is a graduate of the Pratt Institute in Brooklyn, New York, where he received a degree in architectural and interior design. He was an art director for the first colorized live television variety shows broadcast by NBC in the 1950's and 1960's.

      James D. Monllos, Director, since October 31, 1997. Since 1992, Mr. Monllos has been the owner and President of Las Vegas International Entertainment Company and the Wild West Wrestling League, Inc., both of which are engaged in the entertainment business.

      Janet Greeson, Ph.D., Director, Secretary and Executive Vice President, since October 31, 1997. Dr. Greeson received a doctorate in psychology from Columbia-Pacific University,Mill Valley, California, and is an MBA candidate at the University of Southern California, Los Angeles, California. She is the author of numerous books and publications, one of which, a well-known publication, is entitled, "It's Not What You're Eating, It's What's Eating You." She has fourteen years of executive leadership and financial expertise as chief executive officer and chairman of "A Place for Us," an acute psychiatric treatment services provider.


From January, 1995, to October, 1995, Dr Greeson pursued consulting with various businesses on an independent contractor basis.

From November, 1995, to October 31, 1997, Dr. Gresson was Executive Vice President, Secretary and a Director of Stereoidogenesis Inhibitors, Inc. the subsidiary of the Company.


      Dr. Greeson was appointed by President Jimmy Carter to lead the Navy in the development, implementation and integration of psychiatric treatment programs for addictive diseases. Her programs have been used worldwide and provided intervention and counseling to thousands of personnel and their families by the U.S. Navy Alcoholic Rehabilitation Services Treatment Centers, which she participated in initiating. These centers continue to be operational. She served as coordinator for the Conference on Teenage Alcoholism at the request of Nancy Reagan and developed similar programs for Mother Theresa in Rome, Italy, and Calcutta, India. She has also served as a trainer for Promises Recovery Centers in England.

      Tom Kubota, Director and Vice President, since October 31, 1997. Over approximately 10 years ago, Mr. Kubota served as a Vice President of Drexel Burnham Lambert, Beverly Hills, California, and held similar positions at Stern, Frank, Meyer and Fox and Cantor Fitzgerald. Since February, 1995, he is the President of Nanko

Investments Corporation, Newport Beach, California, which specializes in capital formation services for high technology and natural resources companies. Mr. Kubota has provided consulting services for the Company for which he has been compensated.

      H. Thomas Winn, Director, since March 31, 1999. Mr. Winn has served as the Chairman, Chief Executive Officer, President and a Director of Nevada Gold & Casinos, Inc., a public gaming and real estate development firm, since January 1994. He has also served as Chairman and President of Aaminex Capital Corporation, a consulting and venture capital firm since 1983.

      Paul J. Burkett, Director, since October 31, 1997. Mr. Burkett has been involved in the mining industry for over forty years. His business over the past five years has concentrated on independent mining and real estate ventures.


From 1986 to the present, he remains a Director on the Board of Aaminex Capital Corporation, Houston Texas, which is a company that owns inactive mining properties in Nevada and shares of stock in Nevada Gold and Casinos, Inc..

Form approximately July, 1993 to the present, he has been a Vice President and a Director of Nevada Gold and Casinos, which is a part owner of a gaming casino in Colorado.

From March, 1998, to the present, he has been the President of Goldfield Resources, a wholly owned subsidiary of Nevada Gold and Casinos. Goldfield Resources owns approximately 500 non-active mining claims.


      Cynthia C. Thompson, Director, since March 31, 1999. Ms. Thompson is the Chief Executive Officer and founder, since May, 1998, of United States Service Company, a nationwide service company serving food and beverage original equipment manufacturers and food service vendors. In May, 1998 Ms. Thompson founded and has been President, of Intuitive Solutions International, Inc., a Houston, Texas, firm engaged in capital formation and operations management consulting. Ms. Thompson has also participated in providing debt and equity financing to Nevada Gold & Casinos, Inc., of whom Messrs. Winn and Burkett are directors.


From approximately May, 1987 to May, 1993, Ms. Thompson was representative at E.F. Hutton/Shearson Lehman Brothers, Austin Texas, a brokerage firm, in the Regional Institutional Group department assisting with bank and institutional accounts.

From May, 1993, to May, 1994, she was a corporate accounts representative with Oppenheimer & Company, Inc., a brokerage firm.

From May, 1994, to May, 1998, she was the Director, Corporate Finance department, of D.E. Frey & Company, Inc., a brokerage firm.

Item 6. Executive Compensation

      The following tables and notes present for the two years ended December 31, 1999, the compensation paid by the Company to the Company's chief executive officer and to the Company's most-highly compensated executive officers other than the Company's chief executive officer who were serving at December 31, 1999.

                           Summary Compensation Table


                                                  Long-Term Compensation

                                                                      Awards                       Payouts
                                                            -------------------------------      ------------
                                                            Restricted      Securities
Name and                                                    Stock           Underlying            All Other
Principal Position                Year       Salary ($)     Award(s)($)     Options/SARs(#)
Compensation($)
(a)                               (b)        (c)            (f)             (g)                   (i)
------------------------------------------------------------------------------------------------------------

Alfred T. Sapse,                  1999       $60,000       $   5,000(1)
Chairman of the                   1998       $12,000              --              --              --
Board, Chairman                   1997       $66,000              --              --              --
                                  1996          $-0-              --              --              --

Janet Greeson,                    1999       $60,000
Director,                         1998       $55,000       $ 500,000(2)           --              --
Exec. V. Pres.                    1997          $-0-                              --              --
                                  1996          $-0-                              --              --

Tom Kubota,                       1999          $-0-       $   5,000(1)
Director and Vice                 1998          $-0-                                              --
President                         1997          $-0-       $ 437,500(3)                           --
                                  1996          $-0-                                              --


----------

(1) The value of the restricted stock award has been determined by multiplying the shares awarded by the average of the high and low bid price, on March 31, 1999 of $1.43, less a discount considering the restriction.

(2) The value of the restricted stock award has been determined by multiplying the shares awarded by $2.50 which is the closing bid price of the Company's common stock on the available date closest to the award in April 1998.

(3) The value of the restricted stock award has been determined by multiplying the shares awarded by $.4375 which is the sole closing bid price available to the Company for its common stock in calendar year 1997.


(4) The restricted shares are held by Nanko Investments, Inc., a company owned and controlled by Mr. Kubota.


      As of the year ended December 31, 1999, the number and value of the aggregate restricted stockholdings of the persons named in this table, including shares held by them indirectly, was as follows:

              Name                    Shares                   Value
              ----                    ------                   -----
              Alfred T. Sapse        3,700,000               $1,619,012
              Tom Kubota             1,300,000               $  568,750
              Janet Greeson            773,000               $  338,187


      The value of the restricted shares has been determined on the basis of the closing bid price of $.4375 for the Company's shares of Common Stock on December 31, 1999.

      Dividends will be paid on any shares of restricted stock awarded to any of the named officers or their affiliates.

Item 7. Certain Relationships and Related Transactions

      The following transactions are believed by Management to be on terms as fair to the Company as those the Company could have obtained from unrelated third parties and arms-length negotiations.


      On November 4, 1997, the Company exchanged approximately 88.51% of its shares of Common Stock with shareholders of SI, Inc. Thomas Kubota, an officer, director and principal shareholder of the Company, was an officer, director and principal shareholder of the Company prior to the completion of the share exchange with SI, Inc. Mr. Kubota's consulting company, Nanko entered into a consulting agreement with the Company at the time of the exchange agreement. Pursuant to that consulting agreement, Nanko agreed to act as a financial consultant to the Company and, as consideration, received 1,000,000 shares of common stock of the Company.


      Subsequent to the execution of the 1996 licensing agreement between SI, Inc., and Altachem, Altachem granted Dr. Sapse the right to receive up to 300,000 shares of common stock without specified consideration. The shares underlying this right were subsequently reverse split on a one-share for two-share basis. Of the 150,000 post-split Altachem shares which may become available to Dr. Sapse, 59,851 shares are to be given to him periodically over a period of three years and 90,149 shares will be given to him if Altachem achieves certain performance objectives, as to which Dr. Sapse has no control. None of these shares have been given to him.

      In April 1998 the Company issued 200,000 restricted shares to Janet Greeson and 100,000 restricted shares to Rudy LaRusso, a former Director and officer, in consideration of their services to the Company.

      In April 1999 the Company issued 1,000,000 shares each to Dr. Sapse and Dr. Greeson or their nominees in consideration of their services to the Company. Also at that time, the Company issued 100,000 shares to each of the directors other than Drs. Sapse and Greeson in consideration of their service as directors of the Company.

      The Company paid Renee, Inc., whose President, Renee Sapse, is Dr. Sapse's wife, $24,000 in 1998 and $12,000 in 1999 for office space and maintenance of Dr. Sapse's auxillary office.


      The Subsidiary, Stereoidogenesis Inhibitors, Inc., acquired, for 5,100,000 shares, the ANTICORT technology rights from an entity controlled by the President of the Company, and also by agreeing to pay an additional $250,000 in the event of an offering (Private or IPO) of $5,000,000 or more, and licensing rights on a sliding scale.

      Subsequently, the Subsidiary, Stereoidogenesis Inhibitors, Inc., in exchange for foregoing a debt of $108,968, by the President to the Subsidiary, secured the cancellation of the $250,000 committed in the event of an offering and the cancellation of licensing rights mentioned above.


      Regarding certain consulting fees of $6000 being paid to an entity owned by a family member, this entity provided, and is providing, to the Chairman of the Company, a fully equipped executive office, maintenance and rent included, besides occasional advice.

      Dr. Long is an officer of CATO. The Company is under negotiations with CATO as to the establishment of a relationship for CATO to possibly sponsor clinical trials, similar to those started already by the Alliance. The Board has determined that any final agreement or payments or other considerations to CATO will be determined by the Board.


Mid 1999, before Mr. Wollen became an officer of the Company, his company, Windermere Capital, L.L.C., advanced, on behalf of Pashua Partners, a company which was under negotiations for a funding of the Company, the sum of $50,000 as an initial payment of a $500,000 intended loan to the Company. The funding transaction was not completed due to matters relating to certain litigation (See
Part II, Item 2, Legal Proceedings). The Company and Mr. Wollen, have not finalized the arrangement for the repayment of this advance, but Mr. Wollen has not made any demands.

Item 8. Description of Securities

      The following describes the material provisions relating to the description of the securities of the Company.

Common Stock

      The Company is presently authorized to issue 25,000,000 Shares of $.001 par value Common Stock. As of February 3, 2000, the Company had 15,593,909 shares issued and outstanding.

      The holders of Shares are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares. Each share is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's shares do not have cumulative voting fights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Warrants

      The Company has issued common stock purchase warrants as follows:


o Warrants for the purchase of 1,218,500 shares of common stock at $5.00 per share exercisable through December 31, 1999.


o Warrant to purchase 100,000 shares of common stock at a price of $.01 per share exercisable through March 2, 2002.

o Warrant exercisable without cash payment to purchase 50,000 shares of common stock through March 2004.

      The exercise price and the number of shares issuable upon exercise of the Company's warrants are generally subject to adjustment in certain events, including the issuance of shares as a dividend on shares of common stock, subdivisions or combinations of the Common Stock or similar events. Except as stated in the preceding sentence, the warrants do not contain provisions protecting against dilution from the sale of additional shares for less than the exercise price of the warrants or the current market price of the Company's securities.

      Holders of warrants are generally entitled to notice in the event of any reclassification of the shares, any consolidation of the Company with, or merger of the Company into, any other entity or merger of any other entity into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of any outstanding share), or any sale or transfer of all or substantially all of the assets of the Company.

      The Company has reserved from its authorized and unissued shares a sufficient number of shares for issuance on exercise of warrants. During the period in which a warrant is exercisable, exercise of such warrant may be effected by delivery of the warrant, duly endorsed for exercise and accompanied by payment of the exercise price and any applicable taxes or governmental charges, to the Warrant Agent or, if their is no Warrant Agent for a warrant then to the Company. The shares issuable on exercise of a warrant will be, when issued in accordance with the warrant, fully paid and non-assessable. The holders of warrants have no rights as stockholders of the Company until they exercise their warrants.

Stock Option Plan

      The Company has adopted a 1997 Stock Option Plan and has reserved 2,500,000 Shares of Common Stock for issuance upon the exercise of options which the Board of Directors has the authority to grant to key employees, officers, directors and consultants of the Company as part of the Plan. To date no options have been granted pursuant to the 1997 Stock Option Plan.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

      The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol STGI.

      The following bid quotations have been reported for the period beginning October 1, 1997, when the Company's Common Stock was first priced for trading on the OTC electronic bulletin board and ending the quarter ended December 31, 1999. To the extent that the Company is unable to determine a bid price on a quarterly date, the prices below are determined on the closest date available to the Company:

                                                        Bid Prices
                                                        ----------
         Period                                     High           Low
         ------                                     ----           ---

Quarter Ended June 30, 1997                      $15.625         $ 7.50
Quarter Ended September 30, 1997                  14.625          11.625
Quarter Ended December 31, 1997                    3.00            1.75
Quarter Ended March 31, 1998                       5.125           2.50
Quarter Ended June 30, 1998                        6.25            4.00
Quarter Ended September 30, 1998                   4.625           1.25
Quarter Ended December 31, 1998                    2.75            0.375
Quarter Ended March 31, 1999                       2.50            0.375
Quarter Ended June 30, 1999                        2.5625          0.4375
Quarter Ended September 30, 1999                   1.97            0.4375
Quarter Ended December 31, 1999                     .875            .3125

      Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

      The Company has been advised that 12 member firms of the NASD are currently acting as market makers for the common stock.

      As of February 3, 2000 there were 205 holders of record of the Company's common stock. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners.

      As of February 3, 2000 there were 15,593,909 shares of common stock issued and outstanding. Of those shares 12,412,604 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of these restricted securities, 6,644,962 shares held by affiliates may be sold pursuant to a registration statement or pursuant to Rule 144.

      In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

      No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

      The Company has never paid a cash dividend on its common stock. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

Item 2. Legal Proceedings

      On November 4, 1999 the Company filed suit in Nevada, District Court, Clark County, Case No. A410592, against Altachempharma, Ltd. of Alberta, Canada, formerly known as Steroidogenesis Inhibiors Canada, Inc. and Steroidogenesis Inhibitors Canada, Inc. (the "Defendants") seeking a declaratory judgement, damages and other relief as determined by the Court in relation to a dispute with the Defendants. Steroidogenesis Inhibitors Canada, Inc. ("SI Canada"), is the licensee for the Canadian territory as to the ANTICORT (TM) product, and Altachempharma, Ltd. is believed to be the parent. The Company claims that the Defendants have interfered with the arrangements which were made with Pashua Parners, L.P. ("Pashua"), an entity which intended to provide funding and other benefits to the Company. While the Company was in the course of finalizing arrangements with Pashua, the Defendants took the position that they were entitled under the License Agreement to step into the shoes of Pashua as to the pending transaction, even though they were a mere licensee for one Territory. Likewise, even though the Company has not been served, the Company believes that on or about January, 2000, a suit was filed in the Queens Bench in Calgary Canada by a Defendant against the Company seeking to enforce the Defendant's position above, and the Company has retained counsel in Canada to represent and assist the Company. The Company believes that the Agreement with SI Canada providing it with a license as to Canada is terminated due to the actions of the licensee in breach of contract. The Company intends to vigourously pursue and defend these suits upon advice of counsel.

Item 3. Changes In and Disagreements With Accountants


      None.


Item 4. Recent Sales of Unregistered Securities

      On October 21, 1997, the Company exchanged 4,497,000 restricted shares of the Company for 4,497,000 shares of Steroidogenesis Inhibitors, Inc., a Nevada corporation

("SI, Inc."), held by SI, Inc., shareholders. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), to effect the transaction.

      On February 27, 1998, the Company commenced a private offering of its common stock and warrants at a price of $1.00 per unit. The Company sold 1,218,500 units, each consisting of one share of common stock and a warrant to purchase one share of the Company's common stock at a price of $5.00 expiring December 1999. There were no underwriting discounts or commissions paid. The Company relied upon Section 4(2) of the Securities Exchange Act and Rule 506 to effect the sales.


      In January 1999, the Company issued a total of 200,000 shares of Common Stock to a consultant to secure consulting services. The shares were sold pursuant to Section 3(b) of the Securities Act of 1933 and Regulation D, Rule 504.


      On February 26, 1999, the Company issued 90,000 shares to Harvey Productions, Inc., for television production services performed for the Company. These securities were issued pursuant to Section 3(b) of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") and Regulation D, Rule 504.

      On March 3, 1999, the Company sold $400,000 of 2% convertible debentures and a warrant to purchase 100,000 shares of common stock at an exercise of $.01 per share at any time from issuance through March 2, 2002, to GEM Singapore Pte Ltd. pursuant to Section 3(b) of the Securities Exchange Act and Regulation D, Rule 504. Subsequent to the issuance of the convertible debentures, and warrants, GEM converted the debentures into 770,000 shares of common stock, but has not exercised its warrants.

      On March 31, 1999, the Company issued to Generation Capital Associates 426,666 shares of common stock and a cashless warrant to purchase 50,000 shares of common stock for a period of five years at a price of $200,000. These shares and warrants were issued pursuant to Section 3(b) of the Securities Act of 1933 and Regulation D, Rule 504


On August 27, 1999, the Company sold $220,000 of 8% convertible debentures at an effective conversion price of $.36 per share, to BVH Holding, L.L.C., pursuant to Section 3(b) of the Securities Exchange Act and Regulation D, Rule 504. Subsequently, these were converted into a total of 605,694 shares of common stock.

      The Company issued 300,000 shares to directors for services in 1998 and 3,569,250 shares for 1999 through December 31, 1999 to officers and directors pursuant to Section 4(2) of the Securities Act and subject to Rule 144 restricted legend.

      All investors above are represented to the Company to be accredited investors under Regulation D.


Item 5. Indemnification of Officers and Directors

      The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

      (a) Section 78.7502 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

            1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, or itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

            2. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

            3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

            4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agents is proper in the circumstances. The determination must be made:

                  (a) By the stockholders;

                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

                  (d) If a quorum consisting of two directors were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

            5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

            6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                  (b) Continues for a person who has ceased to be a director officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

            7. The registrant's articles of incorporation limit liability of its officers and directors to the full extent permitted by the Nevada Business Corporation Act.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        STEROIDOGENESIS INHIBITORS
                                        INTERNATIONAL, INC.



Dated: March 24, 2000                   By: /s/ Albert "Bert" Wollen
       ----------------------------        -------------------------------------
                                           Albert "Bert" Wollen, Chief Executive
                                           Officer and Director

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        STEROIDOGENESIS INHIBITORS
                                        INTERNATIONAL, INC.



Dated: March 24, 2000                   By: /s/ Albert "Bert" Wollen
       ----------------------------        -------------------------------------
                                           Albert "Bert" Wollen, Chief Executive
                                           Officer and Director

                           STEROIDOGENESIS INHIBITORS
                               INTERNATIONAL, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                                TABLE OF CONTENTS

      Independent Auditor's Report.                                            3

      Consolidated Balance Sheet as of December 31,
          1998 (Audited).                                                      4

      Consolidated Statements of Operations for the period from Inception
           (September 5, 1994) to December 31, 1998 (Unaudited) and the
           Years Ended December 31, 1998 and 1997 (Audited).                   5

      Consolidated Statements of Stockholders' Equity (Deficit)
           for the period from Inception (September 5, 1994) to
     December 31, 1998 (Unaudited) and udited).                                6

      Consolidated Statements of Cash Flows for the period from Inception
           (September 5, 1994) to December 31, 1998 (Unaudited) and for the Years Ended December
           December 31, 1998 and 1997 (Audited).                               7

      Notes to Financial Statements.                                      8 - 13

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Steroidogenesis Inhibitors International, Inc.

We have audited the accompanying consolidated balance sheet of Steroidogenesis Inhibitors International, Inc. (a development stage company), and subsidiary as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997. All information included in these financial statements is the representation of the owners of the Company. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit proves a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred above present fairly, in all material respects, the financial position of Steroidogenesis Inhibitors International, Inc. and subsidiary as of December 31, 1998, and the results of its operations, and its cash flows for the period from inception (March 26, 1996) through December 31, 1998, and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and, as such, is dependent upon external financing in order to complete its development program. See Notes 1.a., 7.d, and 9. This raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying, cumulative statements of operations, stockholders' equity (deficit) and cash flows regarding the period from inception (September 5, 1994) through December 31, 1998, include activity prior to our engagement as auditors upon which we have not performed procedures. Therefore, we do not express an opinion on them.


/s/ Tabor and Co., P.C.
-----------------------------------
Decatur, Georgia
March 26, 1999

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                      CONSOLIDATED BALANCE SHEET (AUDITED)
                                DECEMBER 31, 1998

                          (A DEVELOPMENT STAGE COMPANY)

                                     ASSETS

CURRENT ASSETS:
Cash                                                                $       494
Note receivable-related party (note 8)                                   13,090
                                                                    -----------
                                                                         13,584
                                                                    -----------

FIXED ASSETS:
Furniture & fixtures, at cost                                            29,216
Accumulated depreciation                                                (10,715)
                                                                    -----------
                                                                         18,501
                                                                    -----------

OTHER ASSETS:
Patent registration costs                                                35,418
Purchased technology rights, net of accumulated
   amortization of $12,713 (note 1)                                      96,256
Other                                                                    11,542
                                                                    -----------
                                                                        143,216
                                                                    -----------
TOTAL ASSETS                                                        $   175,301
                                                                    ===========

                                   LIABILITIES

CURRENT LIABILITIES:
Accounts payable and accrued expenses                               $    68,905
Short-term borrowing (note 3)                                            30,000
                                                                    -----------
                                                                         98,905

LONG-TERM LIABILITIES
Deferred revenue (note 4)                                               250,000
                                                                    -----------
                                                                        348,905
                                                                    -----------
COMMITMENTS (note 5)

SHAREHOLDERS' EQUITY:
Common stock, 25,000,000 share authorized at .001 par,
   10,004,212 issued and outstanding (note 7)                            10,005
Common stock reserved to complete recapitalization (note 2)                 124
Paid in capital in excess of par, net of offering costs               3,958,890
Accumulated deficit                                                  (4,142,423)
                                                                    -----------
                                                                       (173,604)
                                                                    -----------
TOTAL LIABILITIES & EQUITY                                          $   175,301
                                                                    ===========

    The accompanying notes are an integral part of these financial statements

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS 0F OPERATIONS
              FOR THE PERIOD FROM INCEPTION (SEPTEMBER 5, 1994) TO
                         DECEMBER 31, 1998 (UNAUDITED)
             AND THE YEARS ENDED DECEMBER 31, 1998 & 1997 (AUDITED)

                          (A DEVELOPMENT STAGE COMPANY)

                                         09/5/94
                                           To
                                        12/31/98
                                       (UNAUDITED)        1998            1997
                                       -----------        ----            ----
REVENUES:                              $         0     $         0     $         0
                                       -----------     -----------     -----------

EXPENSES:
General & administrative                 3,840,825         943,258         830,406
Research & testing                         278,110          50,648         145,291
Depreciation and amortization               23,488          16,066           3,938
                                       -----------     -----------     -----------
                                         4,142,423       1,009,972         979,635
                                       -----------     -----------     -----------

Net loss                                (4,142,423)     (1,009,972)       (979,635)

Weighted average number of
   shares outstanding                    6,794,616       9,407,694       7,039,815
                                       -----------     -----------     -----------

Earnings per share, basic & diluted    $     (0.61)    $     (0.11)    $     (0.14)
                                       ===========     ===========     ===========

    The accompanying notes are an integral part of these financial statements

                 STEROIDOGENISIS INHIBITORS INTERNATIONAL, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
               FOR THE PERIOD FROM INCEPTION (SEPTEMBER 5, 1994)
                        TO DECEMBER 31, 1998 (UNAUDITED)
             AND THE YEARS ENDED DECEMBER 31, 1998 & 1997 (AUDITED)

                         (A DEVELOPMENT STATE COMPANY)

                                                                                        Shares
                                                             Number       Par Value    Reserved
                                                               of           Comon        for          Paid in
                                                             Shares         Stock     Conversion      Capital      Warrants
                                                          ----------     ----------   ----------    ----------    ----------
Inception at September 5, 1994                                     0     $             $            $             $

Shares issued for cash, net of offering costs              6,085,386          609                      635,481
Warrants issued for cash                                                                                              5,000
Shares issued as compensation for services                   714,500           71                    1,428,929

Loss, from inception through 12/31/96
                                                          ----------     --------      -----        ----------    ---------
December 31, 1996                                          6,799,886          680                    2,064,410        5,000

Issuance of stock, prior to acquisition                      206,350           21                      371,134

Recapitalization (note 2)
Acquisition of subsidiary for stock (note 2)               1,503,000          150                       46,545
Shares of parent redeemed, par value $.0001               (8,509,236)        (851)                         851
Shares of public subsidiary issued, par value $.001        7,689,690        7,690        820            (8,510)

Loss, development stage, 1997

                                                          ----------     --------      -----        ----------    ---------
December 31, 1997                                          7,689,690        7,690        820         2,474,430        5,000

Add'l. conversion of parent's shares                         696,022          696       (696)
Shares issued for cash to public, net of offering costs      693,500          694                      605,185
Shares issued in cancellation of debt                        525,000          525                      524,475
Shares issued as compensation (note 7)                       400,000          400                      349,600

Loss, development stage, 1998

                                                          ----------     --------      -----        ----------    ---------
December 31, 1998                                         10,004,212     $ 10,005      $ 124        $3,953,690    $   5,000
                                                          ==========     ========      =====        ==========    =========


                                                            Total                         Total
                                                           Paid in       Retained      Shareholders'
                                                           Capital       Earnings         Equity
                                                          ----------    -----------    -------------
Inception at September 5, 1994                            $             $              $         0

Shares issued for cash, net of offering costs                635,481                       636,090
Warrants issued for cash                                       5,000                         5,000
Shares issued at compensation for services                 1,428,929                     1,429,000

Loss, from inception through 12/31/96                                    (2,152,843)    (2,152,843)
                                                          ----------    -----------    -----------
December 31, 1996                                          2,069,410     (2,152,843)       (82,753)

Issuance of stock, prior to acquisition                      371,134                       371,155

Recapitalization (note 2)
Acquisition of subsidiary for stock (note 2)                  46,545                        46,695
Shares of parent redeemed, par value $.0001                      851                             0
Shares of public subsidiary issued, par value $.001           (8,510)                            0

Loss, development stage, 1997                                              (979,635)      (979,635)

                                                          ----------    -----------    -----------
December 31, 1997                                          2,479,430     (3,132,478)      (644,538)

Add'l. conversion of parent's shares                                                             0
Shares issued for cash to public, net of offering costs      605,185                       605,879
Shares issued in cancellation of debt                        524,475                       525,000
Shares issued as compensation (note 7)                       349,600                       350,000

Loss, development stage, 1998
                                                                         (1,009,945)    (1,009,945)
                                                          ----------    -----------    -----------
December 31, 1998                                         $3,958,690    $(4,142,423)   $  (173,604)
                                                          ==========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS 0F CASH FLOWS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 5, 1994)
                        TO DECEMBER 31, 1998 (UNAUDITED)
             AND THE YEARS ENDED DECEMBER 31, 1998 & 1997 (AUDITED)

                          (A DEVELOPMENT STAGE COMPANY)

                                                            09/5/94
                                                              TO
                                                           12/31/98
NET CASH USED BY OPERATING ACTIVITIES:                    (UNAUDITED)       1998             1997
                                                          -----------       ----             ----
Net Loss                                                 $(4,142,423)    $(1,009,945)    $  (979,635)
Adjustments to reconcile net loss to net cash used in
  operating activities:
        Depreciation and amortization                         23,488          16,066           3,938
         Expenses paid through issuance of stock           1,825,500         350,000          46,500
(Increase) decrease in assets:
         Notes receivable-related party                      (13,090)        (13,090)         (5,584)
         Other assets                                        (11,407)        (11,407)            783
Increase (decrease) in liabilities:
        Accounts payable                                      68,905         (31,526)         71,157
        Deferred revenue                                     250,000                          50,000
                                                         -----------     -----------     -----------
                                                          (1,999,027)       (699,902)       (812,841)
                                                         -----------     -----------     -----------

NET CASH USED BY INVESTING ACTIVITIES:

Purchased technology rights                                 (108,969)                        (13,492)
Purchase of furniture and equipment                          (29,216)        (15,706)           (673)
Patent registration costs                                    (35,418)         (8,492)         (2,060)
                                                         -----------     -----------     -----------
                                                            (173,603)        (24,198)        (16,225)
                                                         -----------     -----------     -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES:

Proceeds from stock offering, net of costs                 1,618,124         605,879         371,155
Short-term loan proceeds                                     555,000          30,000         525,000
                                                         -----------     -----------     -----------
                                                           2,173,124         635,879         896,155
                                                         -----------     -----------     -----------
CHANGE IN CASH                                                   494         (88,221)         67,089
CASH AT BEGINNING 0F PERIOD                                        0          88,715          21,626
                                                         -----------     -----------     -----------
CASH AT END 0F PERIOD                                    $       494     $       494     $    88,715
                                                         ===========     ===========     ===========

NON-CASH FINANCING & INVESTING ACTIVITIES:

Purchase of net, non-cash assets of subsidiary
for stock                                                $       195     $               $       195
Short-term debt retired through issuance
of stock                                                 $   525,000     $   525,000
Income taxes & interest paid                                       0               0               0

    The accompanying notes are an integral part of these financial statements

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                          Notes to financial statements

1. Summary of Accounting Policies:

a. The Company:

Steroidogenesis Inhibitors International, Inc. (the Company), was incorporated as Steroidogenesis Inhibitors, Inc., in Nevada in September, 1994. The Company was organized to engage in securing the patent for and the licensing of a drug called ANTICORT, a trademarked, proprietary drug. The product was developed by Cortisol Medical Research, Inc., the majority shareholder, from whom the Company purchased the rights. The product was developed for the treatment of diseases related to deficiencies in the immune system.

In October, 1997, the Company acquired WEBX Media, Inc. (the Subsidiary), a non-operating public shell through an exchange of stock. Subsequent to the acquisition, the Company changed its name to Steroidogenesis Inhibitors International, Inc.

The Company is actively seeking additional capital to complete the testing required for FDA approval and an international patent filing. During 1998, the Company issued approximately 1,218,500 shares in an offering pursuant to Reg D
Section 506. At December 31, 1998, the Company has an offering under Section
504. Successful completion of the drug approval endeavors is dependent upon raising sufficient capital to continue its efforts.

The accompanying financial statements have been prepared on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a loss since inception of $4,142,423. The Company is currently seeking to raise additional capital to continue in existence and to achieve profitable operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

b. Basis of Consolidation:

The accompanying financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

The acquisition of the Subsidiary occurred October 21, 1997. In accordance with generally accepted accounting principles, the results of the Subsidiary's operations through the acquisition date are not included in the consolidated operating statements.

c. Plant, Property, and Equipment:

Fixed assets purchased are recorded at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Depreciation expense was approximately $2,121 and $5,100 for the years ended December 31, 1997 and 1998, respectively.

d. Intangibles:

1) Legal fees associated with registering Anticort, and derivative patents are recorded at cost. Amortization, once the patent is approved, will be calculated using the straight-line method, over the estimated useful lives of the patents.

2) Purchased technology rights are recorded at cost and are being amortized using the straight line method over the estimated useful life of the technology. Amortization of purchased technology was approximately $1,800 and $10,900 for the years ended December 31, 1997 and 1998, respectively.

e. Earnings per share

The Company calculates earnings per share in accordance with SFAS 128. At December 31, 1998 and 1997, there were no potentially dilutive warrants or options outstanding

f. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Reverse Acquisition of Subsidiary:

On October 21, 1997, the Company acquired 100% of the outstanding stock of WEBX Media, Inc., through a reorganization agreement. Under the agreement, the principal shareholders of the Company exchanged their stock on a share for share basis for the stock of the Subsidiary. At the time of the acquisition, the Subsidiary was non-operating public shell with no significant assets. The Company then converted such shares into shares of the Subsidiary for the purpose of becoming a public company.

The Company exchanged 1,503,000 shares pursuant to the acquisition. Of these shares, 1,000,000 were issued for services pertaining to the acquisition. See note 8, Related Party Transactions, and note 7 a.& b., Stock Transactions. The balance of the shares were issued to the shareholders of the Subsidiary.

The Company has accounted for this transaction as a capital transaction; a retirement of the Company shares and issuance of Subsidiary shares. Because the Subsidiary shares have stated par value of $.001 compared to Company shares at $.0001, the exchange resulted in a reclassification from 'additional paid in capital' to 'par value', as reflected in the Statements of Stockholders' Equity (Deficit).

At the acquisition date, approximately 88% (6,186,000 of 7,006,236 shares) of the Company stock held prior to the acquisition was converted. The Company reserved additional Subsidiary shares to convert the balance of the remaining Company shareholders as they were located. During 1998, an additional 10% of the shareholders of record at the acquisition date had converted their shares.

3. Short-term borrowing:

The Company had a short-term borrowing without interest at December 31, 1998, for $30,000. The liability was satisfied by issuing 30,000 shares of common stock subsequent to the balance sheet date.

4. Deferred revenue:

The Subsidiary received $250,000 from Steroidogenesis Inhibitors Canada, Inc., ( SI- Canada) for a licensing agreement prior to the acquisition date. The licensing agreement has a duration of ten years beginning with the date the drug is approved for use in Canada. Pursuant to the agreement, the Company has agreed to provide assistance in securing such approval. The revenue will be recognized as expenses are incurred in providing such assistance.

Pursuant to an amendment to the licensing agreement, the Company is to receive $50,000 when SI-Canada becomes a public company.

5. Commitments and Contingencies:

The Company has contracted with the Aids Research Alliance to perform clinical testing required pursuant to the Company's efforts to secure FDA approval for Anticort. Approximately $227,000 of the $650,000 contract was paid during March 1999. The Company is seeking additional capital to complete the contract payments.

The Company engaged an investor relations consultant in exchange for 200,000 shares of stock, 100,000 of which was issued by December 31, 1998. The balance was issued subsequent to the balance sheet date.

The Company made office space rental payments of approximately $16,000 during 1998, pursuant to an agreement expiring during 1999. Subsequent to the balance sheet date, the Company entered into a three-year lease for office space calling for payments of $22,270, $32,080, $33,032, and $11,116, for 1999 through 2002, respectively.

6. Income taxes:

Both the Company and its Subsidiary have incurred substantial tax losses since inception. Realization of the tax benefits of such are dependent upon future taxable income within the period of time permitted by the tax code (20 years from the year of loss). Because future earnings are uncertain, the future benefits of carryforward losses have not been accrued.

7. Stock transactions:

The Company offered stock for sale under offerings reflected in the Statements of Stockholders' Equity (Deficit). A 504 offering was in progress at December 31, 1998.

a. Stock warrants and options:

The Company had outstanding stock options at December 31, 1997 & 1998.

A summary of the status of the Company's outstanding warrants and options at December 31, 1998 and 1997, and changes during the years ended on those dates is presented below:


                                                                     Weighted
                                                          Weighted    Average
                                                          Average   Contractual
                                               Shares      Price       Life
                                               ------      -----       ----

Outstanding & exercisable at
    December 31, 1997 & 1996                   100,000      3.50     06/30/00

Granted during the year ended 12/31/98       1,218,500      5.00     12/31/99

Outstanding & exercisable at 12/31/98        1,318,500     $4,89     01/15/00

The 1,218,500 options granted during the year ending December 31, 1998, were pursuant to a 506 offering. This included the 525,000 shares of stock issued in satisfaction of the short-term debt at December 31, 1997..

b. Stock as compensation:

The Company issues stock as compensation for services and supplies, valuing such issues premised upon the fair market value of the stock or the services, whichever is more clearly determinable.

During 1997, the Company issued 1,000,000 shares as compensation for services relating to the acquisition. Also issued were 1,000,000 options to purchase common stock. The stock with options and corresponding expense were valued at approximately $46,500. See Related Party transactions (Note 8).

During 1998, the Company issued 400,000 shares for services rendered by non-employees, 300,000 of which was issued to related parties. The Company valued those shares at the share price of an offering in progress on the date of grant, $1.00/share. The Company valued the other shares premised upon the estimated fair market value of the work performed through the end of the year.

c. Stock option plan

The Company has a stock option plan under which 2,500,000 shares are reserved. At December 31, 1998, no options have been granted pursuant to the plan.

d. Other:

At December 31, 1998 and 1997, the Company had short-term debt of $30,000 and $525,000, respectively. These amounts were retired through the issuance of common stock at $1.00 per share.

Subsequent to the balance sheet date, the Company issued approximately 3,000,000 shares of stock. Nearly 90% of that stock was placed in escrow pertaining to raising capital through convertible debentures. Through such, the Company secured $400,000, half of which was retired through converting 290,924 escrowed shares by the report date.

The balance of the stock issued through the report date was for cash, in settlement of short-term borrowings, compensation and conversion of the Parent stock.

8. Related party transactions:

The Subsidiary purchased the technology rights (Note 1.d.2) from an entity controlled by the president of the Company for $108,968. SI-Canada, subsequent to securing the licensing agreement with the Company (Note 4), issued 300,000 share to the president of the Company. Also, during 1998, consulting fees of $24,000 were paid to an entity owned by a family member of the president. At December 31, 1998, the president of the Company has been advanced $13,090. It is scheduled to be repaid during the year ending December 31, 1999.


A director and officer of the Company owns the investment company which received 1,000,000 shares as compensation for consulting pursuant to the acquisition.


Directors of the Company received 300,000 shares of compensation for consulting services during 1998 which were valued at $300,000.

9. Risks and uncertainties:

Marketability of the product is dependent, among other things, upon securing additional capital to successfully complete the clinical testing of the product, securing FDA approval, and procurement of viable patents. The Company is dependent upon external capital which raises substantial doubt regarding the ability of the Company to continue as a going concern. See note 1.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                   (UNAUDITED)

                            September 30, 1999 & 1998

                                    TABLE OF CONTENTS

      Consolidated, Interim Balance Sheet as of September 30, 1999,
            & 1998 (Unaudited).                                              3

      Consolidated Interim Statements of Operations for the period from
            Inception (September 5, 1994) to September 30, 1999, and
            the Nine Months Ended September 30, 1999 & 1998 (Unaudited).     4

      Consolidated Interim Statement of Stockholders' Equity
            (Deficit) for the period from Inception
            (September 5, 1994) to September 30, 1999 (Unaudited).           5

      Consolidated Statements of Cash Flows for the period from
            Inception (September 5, 1994) to December 31, 1998
            (Unaudited) and for the Years Ended December 31, 1998
            and 1997 (Audited).                                              6

      Notes to Interim Financial Statements.                            7 - 12

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC,
                          (A DEVELOPMENT STAGE C0MPANY)

                      CONSOLIDATED, INTERIM BALANCE SHEETS
                                   (UNAUDITED)
                            SEPTEMBER 30, 1999 & 1998

                                ASSETS                         1999           1998
                                                           -----------     -----------
CURRENT ASSETS:
Cash                                                       $     2,857     $    74,450
Note receivable-related party (note 8)                           3,098          13,090
                                                           -----------     -----------
                                                                 5,955          87,540
                                                           -----------     -----------

FIXED ASSETS:
Furniture & fixtures, at cost                                   30,308          29,217
Accumulated depreciation                                       (14,663)         (9,171)
                                                           -----------     -----------
                                                                15,645          20,046
                                                           -----------     -----------

OTHER ASSETS:
Patent registration costs                                       40,666          32,926
Purchased technology rights, net of accumulated
 amortization of $20,885 & $9,988 (notes 1 & 2)                 88,084          98,980
Deposits                                                        15,720
0ther                                                           19,249             150
                                                           -----------     -----------
                                                               163,719         132,056
                                                           -----------     -----------
TOTAL ASSETS                                               $   185,319     $   239,642
                                                           ===========     ===========

                                   LIABILITIES

CURRENT LIABILITIES;
Accounts payable and accrued expenses                      $    91,644     $    98,420
                                                           -----------     -----------
                                                                91,644          96,420
LONG-TERM LIABILITIES
Convertible debenture (note 3)                                 184,000
Note payable (note 3)                                           50,000
Deferred revenue (note 4)                                      250,000         250,000
                                                           -----------     -----------
                                                               575,844         348,420
                                                           -----------     -----------
COMMITMENTS (note 5)

SHAREHOLDERS' EQUITY:
Common stock, 25,000,000 share authorized at .001 par,
  14,913,117 issued and outstanding (note 7)                    14,914           9,871
Common stock reserved for conversion of parent's stock             111             125
Paid in capital in excess of par, net of offering costs      5,147,400       3,881,000
Accumulated deficit                                         (5,552,750)     (3,999,774)
                                                           -----------     -----------
                                                              (390,325)       (108,778)
                                                           -----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $   185,319     $   239,642
                                                           ===========     ===========

                   See accompanying notes to the consolidated,
                    interim financial statements (unaudited)

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED, INTERIM STATEMENTS 0F OPERATIONS
                                   (UNAUDITED)
        FROM INCEPTION (SEPTEMBER 5, 1994) AND FOR THE NINE MONTHS ENDED
                            SEPTEMBER 30, 1999 & 1998

                                                      From
                                                    09/05/94
                                                       To
                                                  Sep. 30, 1999        1999             1998
                                                  -------------    ------------     ------------
REVENUES:                                         $     50,000     $     50,000     $          0
                                                  ------------     ------------     ------------
EXPENSES:
Research & development                                 523,098          244,988           42,398
Interest                                                13,471           13,471
General & administrative                             5,030,528        1,189,703          813,115
Depreciation and amortization                           35,653           12,165           11,783
                                                  ------------     ------------     ------------
                                                     5,602,750        1,460,327          867,296
                                                  ------------     ------------     ------------
Net loss                                          $ (5,552,750)    $ (1,410,327)    $   (887,296)
                                                  ============     ============     ============

Earnings per share:
            Basic                                 $      (0.72)    $      (0.11)    $      (0.09)
                                                  ============     ============     ============
            Diluted                               $      (0.72)    $      (0.11)    $      (0.09)
                                                  ============     ============     ============

Weighted average number of shares outstanding:
            Basic                                    7,685,189       12,830,726        9,208,236
            Diluted                                  7,689,288       12,858,504        9,208,236

                   See accompanying notes to the consolidated,
                    interim financial statements (unaudited)

                  STEROIDOGENISIS INHIBITORS INTERNATIONS, INC.
                         (A DEVELOPMENT STATE COMPANY)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                  (UNAUDITED)

            FROM INCEPTION (SEPTEMBER 5, 1994) TO SEPTEMBER 30, 1999

                                                                                        Shares
                                                             Number       Par Value    Reserved
                                                               of           Comon        for          Paid in
                                                             Shares         Stock     Conversion      Capital      Warrants
                                                          ----------     ----------   ----------    ----------    ----------
Inception at September 5, 1994                                     0     $             $            $             $

Shares issued for cash, net of offering costs              6,085,386          609                      635,481
Warrants issued for cash                                                                                              5,000
Shares issued at compensation for services                   714,500           71                    1,428,929

Loss, from inception through 12/31/96
                                                          ----------     --------      -----        ----------    ---------
December 31, 1996                                          6,799,886          680                    2,064,410        5,000

Issuance of stock, prior to acquisition                      206,350           21                      371,134

Acquisition of subsidiary for stock (note 2)               1,503,000          150                       46,545

Recapitalization (note 2)
Shares of parent redeemed, par value $.0001               (8,509,236)        (851)                         851
Shares of public subsidiary issued, par value $.001        7,689,690        7,690        820            (8,510)

Loss, development stage, 1997

                                                          ----------     --------      -----        ----------    ---------
December 31, 1997                                          7,689,690        7,690        820         2,474,430        5,000

Add'l. conversion of parent's shares                         696,022          696       (696)
Shares issued for cash to public, net of offering costs      693,500          694                      605,185
Shares issued in cancellation of debt                        525,000          525                      524,475
Shares issued as compensation (note 7)                       400,000          400                      349,600

Loss, development stage, 1998

                                                          ----------     --------      -----        ----------    ---------
December 31, 1998                                         10,004,212     $ 10,005      $ 124        $3,953,690    $   5,000

Conversion of parent's shares                                 13,000           13        (13)
Shares issued in cancellation of debt                         30,000           30                       29,970
Shares issued to public, net of offering costs                45,000           45                       44,955
Shares issued as compensation (note 7)                     3,569,250        3,569                      493,378
Share issuance costs                                                                                    (3,344)
Shares issued pursuant to convertible debentures
Detachable warrants issued (note 7)                                                                                 152,125
Detachable warrants exercised (note 7)                       100,000          100                      148,900     (149,000)
Debentures converted to stock (note 7)                     1,151,855        1,152                      471,726

Net loss for the nine months ended September 30, 1999
                                                          ----------     --------      -----        ----------    ---------

September 30, 1999                                        14,913,317     $ 14,914      $ 111        $5,139,275    $   8,125
                                                          ==========     ========      =====        ==========    =========


                                                            Total                         Total
                                                           Paid in       Retained      Shareholders'
                                                           Capital       Earnings         Equity
                                                          ----------    -----------    -------------
Inception at September 5, 1994                            $             $              $         0

Shares issued for cash, net of offering costs                635,481                       636,090
Warrants issued for cash                                       5,000                         5,000
Shares issued at compensation for services                 1,428,929                     1,429,000

Loss, from inception through 12/31/96                                    (2,152,843)    (2,152,843)
                                                          ----------    -----------    -----------
December 31, 1996                                          2,069,410     (2,152,843)       (82,753)

Issuance of stock, prior to acquisition                      371,134                       371,155

Acquisition of subsidiary for stock (note 2)                  46,545                        46,695

Recapitalization (note 2)
Shares of parent redeemed, par value $.0001                      851                             0
Shares of public subsidiary issued, par value $.001           (8,510)                            0

Loss, development stage, 1997                                              (979,635)      (979,635)

                                                          ----------    -----------    -----------
December 31, 1997                                          2,479,430     (3,132,478)      (644,538)

Add'l. conversion of parent's shares                                                             0
Shares issued for cash to public, net of offering costs      605,185                       605,879
Shares issued in cancellation of debt                        524,475                       525,000
Shares issued as compensation (note 7)                       349,600                       350,000

Loss, development stage, 1998
                                                                         (1,009,945)    (1,009,945)
                                                          ----------    -----------    -----------
December 31, 1998                                         $3,958,690    $(4,142,423)   $  (173,604)

Conversion of parent's shares                                      0                             0
Shares issued in cancellation of debt                         29,970                        30,000
Shares issued to public, net of offering costs                44,955                        45,000
Shares issued as compensation (note 7)                       493,378                       496,947
Share issuance costs                                          (3,344)                       (3,344)
Shares issued pursuant to convertible debentures                                                 0
Detachable warrants issued (note 7)                          152,125                       152,125
Detachable warrants exercised (note 7)                          (100)                            0
Debentures converted to stock (note 7)                       471,726                       472,878

Net loss for the nine months ended September 30, 1999                    (1,410,327)    (1,410,327)
                                                          ----------    -----------    -----------
                                                                                                 0
September 30, 1999                                        $5,147,400    $(5,552,750)   $  (390,325)
                                                          ==========    ===========    ===========

                  See accompanying notes to the consolidated,
                    interim financial statements (unaudited)

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED, INTERIM STATEMENTS 0F CASH FLOWS
                                   (UNAUDITED)
        FROM INCEPTION (SEPTEMBER 5, 1994) AND FOR THE NINE MONTHS ENDED
                            SEPTEMBER 30, 1999 & 1998

                                                           Inception
                                                           to 9/30/99         1999            1998
                                                          -----------     -----------     -----------
NET CASH USED BY OPERATING ACTIVITIES:
Net loss                                                  $(5,552,750)    $(1,410,327)    $  (867,296)
Adjustrnents to reconcile net loss to net cash used in
 operating activities;
         Depreciation and amortization                         35,653          12,165          11,783
         Expenses paid through issuance of stock            2,329,195         503,695         300,000
(Increase) decrease in assets:
        Notes receivable                                       (3,098)          9,992         (13,090)
        Prepaids & other current assets                       (34,900)        (23,382)
Increase (decrease) in liabilities:
        Deferred revenue                                      250,000
        Accounts payable                                       91,664          22,648          (2,011)
                                                          -----------     -----------     -----------
                                                           (2,884,236)       (885,209)       (570,614)
                                                          -----------     -----------     -----------

NET CASH USED BY INVESTING ACTIVITIES;
Purchase of technology                                       (108,969)
Purchase of furniture and equipment                           (30,308)         (1,092)        (15,707)
Patent registration costs (note 1.d.1))                       (40,666)         (5,248)         (6,000)
                                                          -----------     -----------     -----------
                                                             (179,943)         (6,340)        (21,707)
                                                          -----------     -----------     -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES:
Proceeds from loans                                            50,000          50,000
Proceeds from warrants                                        157,125         152,125
Proceeds from debentures                                      650,375         650,375
Proceeds from stock offering, net of costs                  1,654,536          41,412         578,056
Short-term loan proceeds                                      555,000
                                                          -----------     -----------     -----------
                                                            3,067,036         893,912         578,056
                                                          -----------     -----------     -----------
CHANGE IN CASH                                                  2,857           2,363         (14,265)
CASH AT BEGINNING 0F PERIOD                                         0             494          88,715
                                                          -----------     -----------     -----------
CASH AT END 0F PERIOD                                     $     2,857     $     2,857     $    74,450
                                                          ===========     ===========     ===========

NON-CASH FINANCING & INVESTING ACTIVITIE5:

Purchase of net, non-cash assets of subsidiary
        for stock                                         $       195     $         0     $         0
Short-term debt retired through issuance
 of stock                                                 $   555,000     $    30,000     $   525,000
income taxes and interest paid with cash                            0               0               0

                  See accompanying notes to the consolidated,
                    interim financial statements (unaudited)

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
         Notes to consolidated, interim financial statements (unaudited)

1. Summary of Accounting Policies:

a. The Company:

In October, 1997, WEBX Media, Inc., a non-operating public shell, entered into an exchange of stock with the owners of Steroidogenesis Inhibitors, Inc. (SI), a company incorporated in Nevada in September, 1994. Subsequent to the transaction, WEBX Media, Inc., changed its name to Steroidogenesis Inhibitors International, Inc.(STGI). Technically, SI is a subsidiary of STGI. For accounting purposes, however, because STGI was a non-operating shell, SI is treated as the parent of STGI. Therefore, the financial statements include the activity of SI from inception. See also Note 2.

The Company is engaged in securing the patent for a the licensing of a drug called ANTICORT, a trademarked, proprietory drug. The product was developed by Cortisol Medical Research, Inc., the majority shareholder from whom the Company purchased the rights. Anticort was developed for the treatment of disordes and ailments related to cortisol diseases.

The Company is actively seeking additional capital to complete the testing required for FDA approval and an international patent filing. Successful completion of the drug approval endevors is dependent upon raising sufficient capital to continue its efforts.

Adjustments and disclosures have been made so that the interim financial statements are not misleading.

b. Basis of Consolidation:

The accompanying financial statements include the accounts of STGI and SI. All intercompany balances and transactions have been eliminated in consolidation.

The stock exchange occurred October 21, 1997. In accordance with generally accepted accounting principles, the results of WEBX Media, Inc., through the acquisition date are not included in the consolidated operating statements.

c. Plant, Property, and Equipment:

Fixed assets purchased are recorded at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Depreciation expense was approximately $3,566 and $3.948 for the nine months ended September 30, 1998 and 1999, respectively.

d. Intangibles:

1) Legal fees associated with registering Anticort, and derivative patents are recorded at cost. Amortization, once the patent is approved, will be calculated using the straight-line method, over the estimated useful lives of the patents.

2) Purchased technology rights are recorded at cost and are being amortized using the straight line method over the estimated useful life of the technology. Amortization of purchased technology was approximately $8,172 for the nine months ended September 30, 1998 and 1999, respectively.

e. Earnings per share:

The Company calculates earnings per share in accordance with SFAS 128. At September 30, 1998, there were no potentially dilutive warrants or options outstanding.

f. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Reverse Acquisition:

On October 21, 1997, SI secured WEBX Media through a reorganization agreement. Under the agreement, the principal shareholders of the SI exchanged their stock on a share for share basis for the stock of WEBX. At the time of the acquisition, WEBX was non-operating public shell with no significant assets.

The Company has accounted for this transaction as a capital transaction; a retirement of SI shares and issuance of STGI shares (formerly WEBX). Because STGI shares have stated par value of $.001 compared to SI shares at $.0001, the exchange resulted in a reclassification from 'additional paid in capital' to 'par value'.

At the transaction date, approximately 88% of SI's shareholders exchanged SI stock for STGI stock. The Company reserved additional STGI shares to convert the balance of the remaining SI shareholders as they were located. During 1998, an additional 10% of the shareholders of record at the acquisition date had converted their shares.

Such conversion have continued through September 30, 1999.

3. Convertible debentures, detachable warrants, and long term debt:

During the nine months ended September 30, 1999, the Company raised capital approximating $802,500 through convertible debentures, some of which had detachable warrants. The Company allocated the proceeds between the debentures and the warrants premised upon the difference in the exercise price and the trading price of the stock at the date the warrants were issued.

Debentures of $618,500 were converted by September 30, 1999, through the issuance of approximately 1.175 million shares of common stock. Of the 150,000 warrants issued, 100,000 were converted by September 30, 1999.


At September 30, 1999, the Company had borrowed $50,000. The loan is due August, 2001 with interest at 8%. Mangement intends to retire this amount through issuance of stock.


4. Deferred revenue:

SI received $250,000 from Steroidogenesis Inhibitors Canada, Inc., ( SI- Canada) for a licensing agreement prior to the acquisition date. The licensing agreement has a duration of ten years beginning with the date the drug is approved for use in Canada. Pursuant to the agreement, the Company has agreed to provide assistance in securing such approval.

During the nine month ended September 30, 1999, the Company earned $50,000 from SI-Canada pursuant to an agreement which called for a payment of $50,000 once SI-Canada became a public company.

5. Commitments and Contingencies:

The Company has contracted with the Aids Research Alliance to perform clinical testing required pursuant to the Company's efforts to secure FDA approval for Anticort. Approximately $227,000 of the $650,000 contract was paid during March 1999. The Company is seeking additional capital to complete the contract payments.

6. Income taxes:

Both STGI and SI have incurred substantial tax losses since inception. Realization of the tax benefits of such are dependent upon future taxable income within the period of time permitted by the tax code (20 years from the year of loss). Because future earnings are uncertain, the future benefits of carryforward losses have not been accrued.

7. Stock transactions:

a. Stock warrants and options:

The Company had outstanding stock options at September 30, 1999 & 1998.

A summary of the status of the Company's outstanding warrants and options at September 30, 1999 and 1998, and changes during the nine months ended on those dates is presented below:

                                                                       Weighted
                                                           Weighted    Average
                                                           Average   Contractual
                                                Shares      Price       Life
                                                ------      -----       ----
Outstanding & exercisable at
    December 31, 1997                            100,000     3.50      06/30/00

Granted during the nine months
    ended 9/30/98                              1,186,000     5.00      12/31/99
                                               ---------

Outstanding & exercisable at 9/30/98           1,286,000    $4.88      01/15/00
                                               =========

Outstanding & exercisable at
    December 31, 1998                          1,318,500     4.89      01/15/00

Granted during the nine months
    ended 9/30/99                                 50,000      .94      04/01/04
                                               ---------

Outstanding & exercisable at 9/30/99           1,368,500    $4.74      03/10/00
                                               =========

During the nine months ended September 30, 1999, 100,000 options issued in March 1999, were exercised. The options were issued with convertible debentures and allocated a value of $149,000.The options' exercise price was $.01/share. At the date of grant, shares were trading for approximately $1.50/share.

Also granted were 50,000 which remain outstanding at September 30, 1999. These were also granted with debentures. The debentures were subsequently converted. The options were allocated a value of approximately $3,125. At the date of grant, shares were trading for approximately $1.00/share. The exercise price is $.9375/share. This warrant contains a cashless exercise feature which adjusts the number of shares to be issued dependent upon the market share of the stock.

b. Stock as compensation:

The Company issues stock for services, valuing such issues premised upon the fair market value of the stock or the services, whichever is more clearly determinable.

During the nine months ended September 30, 1998, the Company issued 300,000 shares for services rendered by related parties. The Company valued those shares at the share price of an offering in progress on the date of grant, $1.00/share.

During the nine months ended September 30, 1999, the Company issued 3,569,250 shares as compensation valuing such compensation in aggregate at $496,947. Of these share, 3,223,000 shares were issued to directors. These shares have limitations regarding their trade and other restrictions.

c. Stock option plan

The Company has a stock option plan under which 2,500,000 shares are reserved. At September 30, 1999, no options have been granted pursuant to the plan.

8. Related party transactions:

SI purchased the technology rights (Note 1.d.2) from an entity controlled by the president of the Company for $108,968. SI-Canada, subsequent to securing the licensing agreement with the Company (Note 4), issued 300,000 share to the president of the Company.

Also, during 1998, consulting fees of $24,000 were paid to an entity owned by a family member of the president.

A director and officer of the Company owns the investment company which received 1,000,000 shares as compensation for consulting pursuant to the acquisition.

Directors of the Company received shares of common stock of compensation for consulting services during 1998 which were valued at $300,000. During the nine months ended September 30, 1999, directors received stock valued at $161,150 for services.

9. Risks and uncertainties:

Marketability of the product is dependent, among other things, upon securing additional capital to successfully complete the clinical testing of the product, securing FDA approval, and procurement of viable patents.

10. Subsequent Event:

Beginning in September, 1999, negotiations were underway with a company named Pashua for funding of up to $10,000,000 for the licenses to the Anticort product.

At the end of October, 1999, the Company filed a lawsuit in Las Vegas, Nevada, its corporate headquarters, against SI-Canada seeking the assistance of the court, damages, and other relief to a dispute and action taken by SI-Canada. The Company is contending that SI-Canada is interfering with the Company and the intended transaction with Pashua.

                                    PART III

Item 1. Index to Exhibits

Exhibit No. Description                                                Page No.

2.1   Agreement and Plan of Reorganization

3.1   Articles of Incorporation, as amended

3.2   By-Laws

4.1   Form of common stock certificate

4.2   Form of common stock purchase warrant*

4.3   Warrant Agency Agreement*

4.4   The Webx Media, Inc., 1997 Stock Option Plan

10.1 License Agreement between Cortisol Medical Research, Inc., and Steroidogenesis Inhibitors, Inc., dated September 6, 1994

10.2 Exclusive Licensing Agreement between Steroidogenesis Inhibitors, Inc., and Steroidogenesis Inhibitors Canada, dated February 10, 1996


10.3 Consulting Agreement between Performance Strategies, Inc., and the Company dated July 15, 1998

10.4 Form of Consulting Agreement between The Augustine Equity Fund and the Company dated December 17, 1999

10.5 Agreement between AIDS Research Alliance Agreement and the Company dated March 5, 1999

10.6 Form of Consulting Agreement between Lexxus Capital and the Company dated May 14, 1999

10.7 Assignment between Alfred T. Sapse, M.D., and Steroidogenesis Inhibitors International dated July 15, 1999

10.8 Assignment between Steroidogenesis Inhibitors, Inc., and the Company dated July 15, 1999

----------
*     To be filed by amendment

Item 2. Description of Exhibits

      None.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        STEROIDOGENESIS INHIBITORS INTERNATIONAL


Dated: July 17, 1999                    By: /s/ Alfred T. Sapse
       ----------------------------        -------------------------------------
                                           Alfred T. Sapse, President and
                                           Director

                                INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------

2.1   Agreement and Plan of Reorganization

3.1   Articles of Incorporation, as amended

3.2   By-Laws

4.1   Form of common stock certificate

4.2   Form of common stock purchase warrant*

4.3   Warrant Agency Agreement*

4.4   The Webx Media, Inc., 1997 Stock Option Plan

10.1 License Agreement between Cortisol Medical Research, Inc., and Steroidogenesis Inhibitors, Inc., dated September 6, 1994

10.2 Exclusive Licensing Agreement between Steroidogenesis Inhibitors, Inc., and Steroidogenesis Inhibitors Canada, dated February 10, 1996

10.3 Consulting Agreement between Performance Strategies, Inc., and the Company dated July 15, 1998

10.4 Form of Consulting Agreement between The Augustine Equity Fund and the Company dated December 17, 1999

10.5 Agreement between AIDS Research Alliance Agreement and the Company dated March 5, 1999

10.6 Form of Consulting Agreement between Lexxus Capital and the Company dated May 14, 1999

10.7 Assignment between Alfred T. Sapse, M.D., and Steroidogenesis Inhibitors International dated July 15, 1999

10.8 Assignment between Steroidogenesis Inhibitors, Inc., and the Company dated July 15, 1999

----------
*     To be filed by amendment